Eurasian Minerals Inc.

MANAGEMENT INFORMATION CIRCULAR

(As at April 3, 2017 (the “Record Date”) and in Canadian dollars, except where indicated)

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Management Information Circular (“Circular”) is provided in connection with the solicitation by the management of Eurasian Minerals Inc. (the “Corporation”) of proxies (“Proxies”) from registered shareholders and voting instruction forms (“VIFs”) from the beneficial shareholders (“Shareholders”) of common shares of the Corporation (“Common Shares”) in respect of the annual general meeting of Shareholders (the “Meeting”) to be held at the time and place and for the purposes set out in the notice of meeting (the “Notice of Meeting”).

Although it is expected that the solicitation of Proxies and VIFs will be primarily by mail, Proxies and VIFs may also be solicited personally or by telephone, facsimile or other solicitation services. The costs of the solicitation of Proxies and VIFs will be borne by the Corporation.

The Corporation has given notice of the Meeting in accordance with the “Notice and Access” procedures of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian securities administrators (“NI 54-101”). In accordance with NI 54-101, the Corporation has sent the Notice of Meeting and the Proxy or VIF, but not this Circular, directly to its registered Shareholders. Instead of mailing this Circular to Shareholders, the Corporation has posted the Circular on its website pursuant to the “Notice and Access” procedures of NI 54-101. Shareholders may request a paper copy of this Circular be sent to them by contacting the Corporation as set out under “Additional Information” at the end of this Circular.

Pursuant to NI 54-101, arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries, banks, trust companies, trustees and their agents, nominees and other intermediaries (“Intermediaries”) to forward the Notice of Meeting and a VIF to the unregistered (beneficial) owners of the Common Shares held of record by Intermediaries that have consented to allow their addresses to be provided to the Corporation (“NOBOs”). The Corporation may reimburse the Intermediaries for reasonable fees and disbursements incurred by them in doing so.

The Corporation does not intend to pay Intermediaries to forward the Notice of Meeting and VIF to those beneficial Shareholders that have refused to allow their address to be provided to the Corporation (“OBOs”). Accordingly, OBOs will not receive the Notice of Meeting and VIF unless their respective Intermediaries assume the cost of forwarding such documents to them.

None of the directors of the Corporation have informed the Corporation’s management in writing that they intend to oppose the approval of any of the matters set out in the Notice of Meeting.

REGISTERED SHAREHOLDERS

Only persons registered as Shareholders in the Corporation’s Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered Shareholders (“Proxyholders”) will be recognized, make motions or vote at the Meeting.

BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance as many Shareholders do not hold Common Shares in their own name.

If Common Shares are listed in an account statement provided to a Shareholder (a “Beneficial Shareholder”) by a broker, those Common Shares, in all likelihood, will not be registered in the Shareholder’s name. It is more likely that such Common Shares will be registered under the name of an Intermediary. Common Shares held by Intermediaries on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares for the Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

As provided for NI 54-101, the Corporation has elected to obtain a list of its NOBOs from Intermediaries, and deliver proxy-related materials directly to its NOBOs. As a result, NOBOs can expect to receive a scannable VIF instead of a Proxy. A VIF enables a Shareholder to provide instructions to the registered holder of its Common Shares as to how those shares are to be voted at the Meeting and allows the registered Shareholder of those Common Shares to provide a Proxy voting the Common Shares in accordance with those instructions. VIFs should be completed and returned in accordance with its instructions. As indicated in the VIF, Internet voting is also allowed. The results of the VIFs received from NOBOs will be tabulated and appropriate instructions respecting voting of Common Shares to be represented at the Meeting will be provided to the registered Shareholders.

The forms of VIF requesting voting instructions supplied to Beneficial Shareholders are substantially similar to the Proxy provided directly to the registered Shareholders by the Corporation, however, their purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. A VIF has its own return instructions, which should be carefully followed by Beneficial Shareholders to ensure their Common Shares are voted at the Meeting.

Most brokers now delegate responsibility for obtaining voting instructions from OBOs to Broadridge Investor Communications in Canada and the United States of America. Broadridge prepares a machine-readable VIF, mails the VIF and other proxy materials for the Meeting to OBOs and asks them to return the VIF to Broadridge. It then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting.

A Beneficial Shareholder may use their VIF to vote their own Common Shares directly at the Meeting if the Beneficial Shareholder inserts their own name as the name of the person to represent them at the Meeting. The VIF must be returned to Computershare, Broadridge or other Intermediary well in advance of the meeting to have the Common Shares voted. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.

Shareholders with any questions respecting the voting of Common Shares held through a broker or other Intermediary, should contact that broker or other Intermediary for assistance.

UNITED STATES SHAREHOLDERS

This solicitation of Proxies and VIFs involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Corporation or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the Business Corporations Act (British Columbia), some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES AND VIFS

Only persons registered as Shareholders in the Corporation’s Central Security Register maintained by its registrar and transfer agent or duly appointed proxyholders of registered Shareholders will be recognized or may make motions or vote at the Meeting.

The persons named (the “Management Designees”) in the Proxy or VIF have been selected by the board of directors of the Corporation (the “Board”) and have agreed to represent, as Proxyholder, the Shareholders appointing them.

A Shareholder has the right to designate a person (who need not be a Shareholder and, for a VIF, can be the appointing Shareholder) other than the Management Designees as their Proxyholder to represent them at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Proxy or VIF the name of the person to be designated and by deleting therefrom the names of the Management Designees or, if the Shareholder is a registered Shareholder, by completing another proper form of Proxy and delivering the Proxy or VIF in accordance with its instructions. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as Proxyholder and provide instructions on how their Common Shares are to be voted. The nominee should bring personal identification with them to the Meeting.

A Shareholder may indicate the manner in which the Proxyholders are to vote on behalf of the Shareholder, if a poll is held, by marking an “X” in the appropriate space of the Proxy. If both spaces are left blank, the Proxy will be voted as recommended by management for any matter requiring a “For” or “Against” vote, and in favour of the matter for any matter requiring a “For” or “Withhold” vote.

The Proxy, when properly signed, confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting. As at the date of this Circular, the Corporation’s management is not aware that any amendments or variations are to be presented at the Meeting. If any amendments or variations to such matters should properly come before the Meeting, the Proxies hereby solicited will be voted as recommended by management.

To be valid, the Proxy or VIF must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the Proxy or VIF). The completed Proxy or VIF must then be returned in accordance with its instructions. Proxies (but not VIFs, unless the VIF was has Computershare’s name and address on the top right corner of the first page) and proof of authorization can also be delivered to the Corporation’s transfer agent, Computershare Investor Services Inc. (Attn: Proxy Department), by fax within North America at 1-866-249-7775, outside North America at (+1) 416-263-9524, by mail to 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Canada or by hand delivery to 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, at least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. Proxies and VIFs received after that time may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject late Proxies.

A Proxy will be revoked by a Shareholder personally attending at the Meeting and voting their Common Shares. A Shareholder may also revoke their Proxy in respect of any matter upon which a vote has not already been held by depositing an instrument in writing (which includes an Proxy bearing a later date) executed by the Shareholder or by their authorized attorney in writing, or, if the Shareholder is a company, under its corporate seal by an officer or attorney thereof duly authorized, at the office of the transfer agent at one of Computershare’s addresses set out above, the office of the Corporation (Attn: Kim Casswell) at Suite 501, 543 Granville Street, Vancouver, British Columbia, V6C 1X8 (or by fax to (+1) 604-688-1157) or the registered office of the Corporation at Northwest Law Group (Attn: Michael F. Provenzano), Suite 704, Box 35, 595 Howe Street, Vancouver, British Columbia V6C 2T5, Canada (or by fax to (+1) 604-687-6650) at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or by depositing the instrument in writing with the Chairman of such Meeting, prior to the commencement of the Meeting or any adjournment thereof. VIFs may only be revoked in accordance with their specific instructions.

VOTING OF PROXIES AND VIFS

Voting at the Meeting will be by a show of hands, each registered Shareholder and each Proxyholder having one vote, unless a poll is required (if the number of Common Shares represented by Proxies and VIFs that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting) or requested, whereupon each registered Shareholder and Proxyholder is entitled to one vote for each Common Share held or represented, respectively.

Each Shareholder may instruct their Proxyholder how to vote their Common Shares by completing the blanks on the Proxy or VIF. All Common Shares represented at the Meeting by properly executed Proxies and VIFs will be voted or withheld from voting when a poll is requested or required and, where a choice with respect to any matter to be acted upon has been specified in the Proxy or VIF, such Common Shares will be voted in accordance with such specification. In the absence of any such specification on the Proxy or VIF as to voting, the Management Designees, if named as Proxyholder, will vote in favour of the matters set out therein.

The Proxy or VIF confers discretionary authority upon the Management Designees, or other person named as Proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting. As of the date hereof, the Corporation is not aware of any amendments to, variations of or other matters which may come before the Meeting.

To approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”) unless the motion requires a “special resolution” in which case a majority of 66-2/3% of the votes cast will be required.

QUORUM

The Corporation Articles provide that a quorum for the transaction of business at any meeting of Shareholders is two Shareholders present in person or represented by Proxy.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares, which are the only shares entitled to be voted at the Meeting. As at the Record Date, the Corporation had 74,164,710 Common Shares issued and outstanding. Shareholders are entitled to one vote for each Common Share held.

To the knowledge of the directors and executive officers of the Corporation, no one beneficially owned or exercised control or direction over, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to the Common Shares as at the Record Date except as indicated below:

Name	Number of Common Shares Owned or Controlled at the Record Date	Percentage of Outstanding Common Shares
Paul H. Stephens	13,199,492	17.80%

STATEMENT OF EXECUTIVE COMPENSATION

Unless otherwise noted the following information is for the Corporation’s last completed financial year (which ended December 31, 2016) and, since the Corporation has subsidiaries, is prepared on a consolidated basis.

Named Executive Officers

For the purposes of this Circular, a Named Executive Officer (“NEO”) means each of the following individuals during the most recently completed financial year:

(a)	the chief executive officer (“CEO”) of the Corporation;

(b)	the chief financial officer (“CFO”) of the Corporation; and

(c)

each of the Corporation’s three most highly compensated executive officers, or individuals acting in a similar capacity, other than the CEO and CFO, if their individual total compensation (excluding the value of any pension) was more than $150,000 for that financial year.

Compensation Discussion and Analysis

This section includes disclosure of the Corporation’s 2016 compensation discussion and analysis and a subsection, “Significant Changes to Compensation Policies for 2017”, which outlines the recommendations of Lane Caputo Compensation Inc. (“Lane Caputo”), an independent compensation advisor engaged by the Corporation to review its compensation arrangements with senior management and Directors and to recommend any changes needed to align the Corporation’s compensation components and strategy with both current market practices and the Corporation’s business strategy. That sub-section also details the Corporation’s proposed changes to its compensation policies in response to the advisor’s recommendations.

The Compensation Committee of the Board is responsible for ensuring that the Corporation has appropriate procedures for reviewing executive compensation and making recommendations to the Board with respect to the compensation of the Corporation’s executive officers. The Compensation Committee seeks to ensure that total compensation paid to all executive officers is fair and reasonable and is consistent with the Corporation’s compensation philosophy.

The Compensation Committee is also responsible for recommending compensation for the directors, stock options grants to the directors, officers, employees and consultants pursuant to the Corporation’s Stock Option Plan (the “Option Plan”) and issuances of Common Shares to directors and officers pursuant to the Corporation’s Incentive Stock Grant Program (the “Stock Grant Program”). Both the Option Plan and the Stock Grant Program assists the Corporation in employee retention and cash preservation, while encouraging Common Share ownership and entrepreneurship on the part of the Corporation’s NEOs.

The Compensation Committee consists of Brian Bayley (Chairman), Brian Levet, and Larry Okada, all of whom are independent (outside, non-management) directors. The Board is satisfied that the composition of the Compensation Committee ensures an objective process for determining compensation. Each of the members of the Committee has skills and direct experience relevant to his responsibilities as a member of the Committee as follows:

Brian Bayley: Mr. Bayley is experienced in the areas of natural resource and real estate lending, corporate restructuring and management and administration of public companies. He is the President of Earlston Management Corp. (formerly called Ionic Management Cop.), a private management company providing services to public and private companies. Mr. Bayley has held active senior management positions in both private and public natural resource companies and has over 30 years of public issuer experience as both a director and an officer.

Brian Levet: Mr. Levet has over 35 years of diversified executive and management experience in mineral exploration, project start-up and mine development and operation. He spent over 27 years with Newmont Mining Company, most recently as the Group Executive for Worldwide Exploration, from which he retired in 2011.

Larry Okada: Mr. Okada is a Chartered Professional Accountant in British Columbia and Alberta, as well as a Certified Public Accountant in Washington State. He has been in public practice with Deloitte LLP, his own firm, Okada & Partners, and PricewaterhouseCoopers LLP for over 35 years. For more than 30 years, the majority of Mr. Okada's clients have been public mining companies listed on the TSX-V. Mr. Okada has extensive experience in accounting, finance, and corporate governance.

Philosophy and Objectives

The philosophy used by the Compensation Committee and the Board in determining compensation is that the compensation should:

(i)	assist the Corporation in attracting and retaining high caliber executives;

(ii)	align the interests of executives with those of the Shareholders;

(iii)	reflect the executive’s performance, expertise, responsibilities and length of service to the Corporation; and

(iv)	reflect the Corporation’s current state of development, performance and financial status.

As part of Lane Caputo’s review of the Corporation’s executive remuneration, the Corporation and Compensation Committee determined that the successful execution of the Corporation’s business plan requires “above average” management talent and experience. As outlined below under “Compensation Philosophy”, this determination has resulted in the Corporation targeting salary for its senior management at the 75th percentile of the peer group.

Risk Assessment

Under the direction of the Board, the Compensation Committee evaluates the potential risks associated with Corporation’s compensation policies and practices. The Committee has not identified any risks arising from the Corporation’s compensation policies and practices which would have a material adverse effect on the Corporation.

As outlined above in “Philosophy and Objectives” above, the Compensation Committee evaluates and recommends to the Board compensation strategies which align each NEO’s goals and values with those of the Shareholders and other stakeholders to ensure the Corporation’s long term goals are met without exposing the Corporation to unnecessary risk. The Compensation Committee considers a mix of base salary, short term incentives and long term incentives to attract high caliber executives sufficient to encourage behaviour that leads to creation of long term value while limiting incentives that might promote inappropriate risk-taking.

As part of the annual review of the compensation packages of the Corporation’s NEOs, the Compensation Committee identifies and if necessary changes strategies to mitigate risks. The Committee considers several factors as part of this review including retention of key employees; competitive salaries within the context of peer companies, short term incentives linked to specific goals as discussed below and long term incentives (stock options and RSU’s) which link executive pay to real value creation and long term share appreciation.

Compensation Hedging

No NEO or director is permitted to purchase financial instruments, including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Components

The compensation of the Corporation’s NEOs is comprised primarily of (i) base salary, (ii) annual short-term incentives in the form of cash bonuses and stock grants under the Stock Grant Program, (iii) long-term incentives in the form of stock grants under the Stock Grant Program and stock options granted under the Option Plan, and (iv) benefits related to health and pension plans, such as United States 401(k) plans.

To be competitive with industry rates, the Corporation may provide additional compensation from time to time in the form of stock grants. The Compensation Committee believes that annual and long term stock grant awards align the interests of the NEOs with the interests of Shareholders by linking a component of compensation to the longer term performance of the Common Shares.

No formulas have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee considers the Corporation’s performance and, based on its assessment, recommends appropriate compensation levels to the Board. In establishing levels of cash and equity-based compensation, the Compensation Committee considers the executive’s performance, level of expertise, responsibilities, length of service to the Corporation and comparable levels of remuneration paid to executives of other companies of comparable size and development within the mining exploration and development industries as well the financial and other resources of the Corporation.

In determining the amounts payable under the various compensation components, the Corporation also retains, from time to time, a compensation consultant. In March 2015, the Compensation Committee retained McDowall Associates Human Resource Consultants Ltd. (“McDowall”), a North American external compensation consultant headquartered in Toronto, Ontario, to provide an independent review of the compensation paid by the Corporation to its CEO and CFO.

McDowall benchmarked the Corporation’s compensation arrangements against a peer group of companies that included a mix of royalty companies and exploration companies with assets greater than $30 million and less than $450 million to reflect the Corporation’s current business operations. McDowall used total assets as the primary determinate of company size because it is more stable over time than either revenue or market capitalization. The peer group of companies consisted of:

Almaden Minerals Limited	Altius Minerals Corporation

Callinan Royalties Corporation	Gold Standard Ventures Corporation

Midway Gold Corporation	Mirasol Resources Limited

Osisko Gold Royalties Limited	Pilot Gold Inc.

Panoro Minerals Limited	Sandstorm Gold Limited

Seabridge Metals Limited	Strategic Metals Limited

In addition to the peer group analysis, McDowall compared the compensation of the Corporation’s CEO and  CFO against a broad group of 90 mining companies and 12 large mining companies. With respect to the broad group of 90 mining companies, direct comparisons were made to CEOs and CFOs, while for the 12 large mining companies, comparisons were made to an executive one or two levels below the CEOs of the large mining companies.

McDowall compared base salary, total cash (base salary + bonuses) and total direct compensation (total cash + long term incentives). In making this comparison, McDowall used an average of the peer group companies and the broad group of 90 mining companies to establish a benchmark for comparison (“Benchmark Companies”).

McDowall concluded that the cash base salary of the Corporation’s CEO is higher than the Benchmark Companies average and below the large mining group. With respect to total cash and total direct compensation, it concluded that the Corporation’s CEO is comparable to the average paid by the Benchmark Companies and substantially below the large mining group. It should be noted that the CEO’s cash salary is paid in United States dollars but converted to Canadian dollars for reporting purposes. The Canadian equivalent was used in the comparison to the Benchmark Companies. The higher base salary of the CEO to the Benchmark Companies is partly attributable to the decline in the Canadian dollar against the United States dollar in 2014.

McDowall concluded that the base salary, total cash, and total direct compensation for the Corporation’s CFO was below the compensation paid to CFOs by Benchmark Companies and substantially below the larger mining group of companies.

In the Corporation’s last two financial years, McDowall has not provided any other services to the Corporation or its affiliates.

An independent external compensation consultant was not engaged to provide a review of the compensation paid to the CEO and CFO of the Corporation during the Corporation’s 2016 financial year primarily because of market conditions and the Corporation did not plan to increase such compensation.

The Compensation Committee also relies on the experience of its members as officers and directors at other companies in similar lines of business as the Corporation in assessing compensation levels. The other companies of which they are currently a director are identified under the heading “Corporate Governance Practices – Other Directorships” of this Circular. The purpose of this process is to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;

  identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

  establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Base Salary

The Compensation Committee recommends, and the Board establishes, each NEO’s salary. The base salary review for each NEO is based on assessment of factors such as current competitive market conditions,

  compensation levels within the peer group and

  particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

Using this information, together with budgetary guidelines and other internally and externally generated planning and forecasting tools, the Compensation Committee performs an annual assessment of the compensation of the Corporation’s CEO and CFO (it does not have any other NEOs). The Committee then recommends to the Board what should be the base salaries of the CEO, CFO and other NEOs, and the Board sets the base salaries of the CEO and CFO and approves the base salaries for the other NEOs.

The Corporation did not increase the base salaries of the CEO and CFO for 2016.

Annual Short-Term Incentives

Annual short-term incentives are made by way of cash bonuses and the issuance of stock grants based, in part, on the Corporation’s success in reaching its annual objectives and, in part, on individual performance and extraordinary effort and achievement. Also, the Corporation may utilize cash bonuses to encourage retention of its staff during periods of increased industry competition for its executive officers and other employees.

The Compensation Committee reviews corporate performance objectives during the year to determine its recommendations to the Board of annual short-term incentives. During the last financial year, the principal performance factors and objectives included:

  Exploration success;
  Acquisition of new properties;
  Sale and joint venture of properties;
  Royalty creations and acquisitions;
  Capital management;
  Successful management of the Corporation’s environmental, community, and safety objectives;
  Increasing investor interest in the Corporation;
  Increasing the Corporation’s market capitalization; and
  Management of human resources.

The success of the NEOs’ contributions to the Corporation in reaching its overall goals is a factor in the determination of their annual incentive. The Compensation Committee assesses each NEO’s performance on the basis of his or her respective contribution to the achievement of corporate goals as well as to needs of the Corporation that arise on a day-to-day basis. This assessment is used by the Compensation Committee in developing its recommendations to the Board with respect to the determination of annual incentives for the NEOs.

Although a number of the corporate performance objectives were achieved, the Corporation did not grant any annual short-term incentives by way of cash or stock grants to NEOs for its last financial year.

Long-Term Incentives

Long term compensation is paid in the form of grants of stock options under the Option Plan and the issuance of Common Shares under the Stock Grant Program.

Stock Options are generally granted on an annual basis subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. All options granted to NEOs are recommended by the Compensation Committee and approved by the Board. In monitoring stock option grants, the Compensation Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each NEO or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to Shareholder value.

To determine the number of Common Shares issuable under options granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

  the exercise price for each option granted;
  the date on which each option is granted;
  the vesting terms for each stock option; and
  the other materials terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to, and in accordance with, the provision of the Option Plan. Stock options already held by NEOs are considered when granting new options to them.

On October 18, 2016, options were granted to NEOs of the Corporation. See Summary Compensation Table below for details.

Stock grants for 2016 performance have yet to be determined.

Significant Changes to Compensation Policies for 2017

In November 2016, the Compensation Committee retained Lane Caputo to review and make recommendations regarding the Corporation’s executive compensation policies and practices. The report containing Lane Caputo’s recommendations (the “Lane Caputo Report”) will be used by the Compensation Committee to guide and assist it in 2017 in establishing short and long term equity incentive programs (“STIP” and “LTIP”) and compensation levels. To facilitate these programs, the Board has adopted, subject to approval of disinterested Shareholders, a Restricted Share Unit (“RSU”) plan, as outlined in below under “Adoption of Restricted Share Unit Plan”.

The key components of the Lane Caputo Report are as follows:

Peer Group

Standard compensation methodology involves benchmarking compensation practices against a group of peer companies of similar size with relevant operations in the same regional geography; the resulting peer group then represents a realistic “market” against which to define the Company’s compensation strategy.

As the availability of cash flow tends to determine pay mix to a certain extent, matching the development stages of peer companies is particularly important. Whereas exploration-stage companies tend to rely more heavily on equity-based compensation in order to focus the majority of available cash on exploration activities, companies that have achieved a sustainable level of commercial production, and have associated predictable cash flow levels, gradually reduce their reliance on equity-based compensation in favor of cash compensation.

Geographical similarity of peer companies allows for a more accurate benchmarking of the skillsets required to manage international versus domestic operations and reflects the additional time commitment often associated with international operations. The inclusion of internationally-focused companies can have an influence on pay practices due to the risk/reward profile of international operations and the market for executives with international operating experience.

The magnitude of executive compensation is closely correlated to the size of organization the executive oversees; as such, compensation levels are compared to companies that would be considered of relevant size to Eurasian.

Lane Caputo developed a peer group of mining companies based on the parameters mentioned above against which they benchmarked the compensation competitiveness of Eurasian’s executive team members and non-executive directors. In order to reflect Eurasian’s unique business model, consideration was limited to companies that have an element of royalty income or project generation as part of their business strategy. The 19 companies in the peer group developed for the review are:

Abitibi Royalties Inc.	Marathon Gold Corp.	Riverside Resources Inc.

Almaden Minerals Ltd.	Millrock Resources Inc.	Sabina Gold & Silver Corp.

Altius Minerals Corp.	Mirasol Resources Ltd.	Sandstorm Gold Ltd.

ATAC Resources Ltd.	NexGen Energy Ltd.	Solitario Exploration & Royalty Corp.

AuRico Metals Inc.	NGEx Resources Inc.	Strategic Metals Ltd.

Balmoral Resources Ltd.	Orex Minerals Inc.	Treasury Metals Inc.

Corvus Gold Inc.

Compensation Philosophy

Eurasian’s compensation philosophy is based on the fundamental principles that the Company’s compensation program should assist the Company in attracting and retaining high caliber executives, align the interests of executives with those of the shareholders, reflect the executive’s performance, expertise, responsibilities and length of service to the Company and reflect the Company’s current state of development, performance and financial status. Given the skillsets required to execute the any’s complex business strategy, the proposed positioning for each element of compensation under such a philosophy is as follows:

Salary: is based on relevant marketplace information, experience, past performance and level of responsibility. For a fully-qualified incumbent in a given position, Eurasian will target salary at the 75th percentile of the peer group to reflect the complexity of the multiple aspects of the Corporation’s business strategy. The Corporation may pay above or below this target to reflect each incumbent’s relative experience or performance versus the market, or to reflect competitive market pressures for a given skill set.

Short-Term Incentives: awards are based on the performance of the executive against predetermined individual performance objectives and the performance of the Company against predetermined annual corporate performance objectives. Target incentive levels (as a percentage of salary) are established to maintain total cash compensation (salary + bonus) at the 75th percentile of the market when performance is at target levels. Incentive opportunity will have sufficient leverage that total cash compensation (salary + bonus) can achieve top quartile levels of cash compensation when performance warrants. In an effort to manage cash flow and/or provide executives with more exposure to the Company’s stock, Eurasian may consider paying annual incentives in Restricted Share Units, rather than cash.

As with any compensation plan, the Compensation Committee or the Board as a whole should always have discretion to reward above, or below, plan parameters when an individual or team has made an exceptional contribution to the performance of the Company, or conversely, if the financial performance of the Company is above targeted levels for external market or economic conditions despite poor operational performance of the management team.

Long-Term Incentives: are a particularly important component of compensation in the mining industry, as executives and employees need to be aligned with the risk/reward profile of shareholders through participation in share price appreciation. The number of stock options and other equity-based incentives granted annually to each position is targeted at median levels in the peer group and should be sufficient that, when combined with each position’s other elements of compensation, will allow total direct compensation to achieve upper quartile positioning for superior share price performance.

Based on the Lane Caputo Report, the Compensation Committee intends to establish the following compensation components for its 2017 financial year:

Base Salary

Salary for the Corporation’s NEOs will be dependent upon the final structure of both the STIP and LTIP, as agreed to between the NEOs and other executive officers and the Compensation Committee. In conjunction with the compensation review and the establishment of the STIP and LTIP programs, David M. Cole, CEO, has agreed to decrease his annual cash salary from US$ 400,000 to US$ 325,000, to further align his interests with the overall success of the Corporation.

Annual/Short Term Incentives

A structured incentive program based on quantifiable corporate and personal goals and objectives that are tied to the overall success of the Corporation and that are closely aligned with the Corporation’s business strategy will be established. The Compensation Committee and the NEOs and other executive officers will develop meaningful, yet attainable, targets for the following key performance indicators, which will be measured over a one year period:

  Capital spent by third party partners
  Cash management
  Corporate Social Responsibility measures (both internal and 3rd party partner programs)
  New projects staked/acquired
  New exploration and option agreements

Long-term Incentives

The Corporation intends to adopt, subject to shareholder and regulatory approval, a RSU Plan with the following guidelines:

  Performance measured over a three year period, with the entire award vesting at the end of the performance period (known as “cliff-vesting”) to generate sufficient long-term incentive.

  Half of each award under the Plan will be subject to performance against an absolute cash flow per share metric or similar, tied directly to the Corporation’s strategic plan.

  Half of each award under the Plan will be subject to total shareholder return performance relative to the S&P/TSX Global Gold Index.

The Committee and the NEOs and other executive officers are currently discussing appropriate performance targets and mechanics of the RSU Plan so as to achieve the Corporation’s incentive and remuneration goals.

Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs during the last three financial years.

Name and Principal position	Year Ended Dec.31	Salary ($)	Share- based Awards ($)	Option- based Awards ($)	Non-equity incentive Plan compensation		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans ($)	Long Term Incentive Plans ($)
David M. Cole President & CEO	2016 2015 2014	529,738(1) 516,280(2) 464,040(3)	Nil Nil 1,648(4)	111,689(5) 53,265(6) 81,000(7)	Nil Nil Nil	Nil Nil Nil	14,046 13.549 12,065	Nil Nil Nil	655,473 583,094 598,753
Christina Cepeliauskas CFO	2016 2015 2014	86,250 86,250 86,520	Nil Nil 15,144(4)	40,953(5) 19,531(6) 29,700(7)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	127,203 105,781 125,307

(1)	David Cole is paid in United States dollars and the salaries were converted to Canadian dollars on December 31, 2016 at C$ 1.3243 = US$ 1.00.

(2)	David Cole was paid in United States dollars and the salaries were converted to Canadian dollars on December 31, 2015 at C$ 1.2782 = US$ 1.00.

(3)	David Cole was paid in United States dollars and the salaries were converted to Canadian dollars on December 31, 2014 at C$ 1.1601 = US$ 1.00.

(4)

The “grant date fair value” of share-based awards granted was determined by using the closing market price of the Common Shares on the date of grant. The share-based awards will be issued in three equal installments over a two year period.

(5)

The “grant date fair value” of options granted during the last financial year ended December 31, 2016 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price – $1.30 exercise price - $1.30, an option life of 5 years, a risk-free interest rate of 0.73% and a volatility of 69.8%.

(6)

The “grant date fair value” of options granted during the last financial year ended December 31, 2015 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price – $0.66 exercise price - $0.66, an option life of 5 years, a risk-free interest rate of 1.02% and a volatility of 62.33%.

(7)

The “grant date fair value” of options granted during the last financial year ended December 31, 2014 was determined by using the Black- Scholes model, as described below, and the following weighted average assumptions: stock price – $1.20 exercise price - $1.20, an option life of 5 years, a risk-free interest rate of 1.5% and a volatility of 51.75%.

(8)

Pursuant to a Management Services Agreement between the Corporation and Seabord Services Corp., Ms. Cepeliauskas’ remuneration is paid by Seabord. The amounts disclosed include compensation paid by Seabord for services rendered to the Corporation as a CFO. Such compensation has been attributed to the Corporation on the basis of the work commitments to the Corporation. See “Management Contracts” for a description of the material terms of the Management Services Agreement.

The Corporation has calculated the “grant date fair value” amounts in the “Option-based Awards” column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. Stock options that are well “out-of-the-money” can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an “in-the-money” option value calculation. The total compensation shown in the last column is the total compensation of each NEO reported in the other columns. The value of the “in-the-money” options currently held by each NEO (based on share price less option exercise price) is set forth in the “Value of Unexercised in-the-money Options” column of the “Outstanding Share-Based and Option-based Awards” table below.

See “Employment and Consulting Agreements” for a description of the material terms of the employment and consulting agreements with the NEOs.

Incentive Plan Awards

Outstanding Share-Based and Option-Based Awards held by NEOs

The following table sets out, for each NEO, the incentive stock options (option-based awards) to purchase Common Shares held as of as of the end of the last financial year (December 31, 2016). The closing price of the Common Shares on the TSX Venture Exchange (“TSX-V”) on that date was $1.33 per share.

Name & Position	Option-based Awards				Share-based Awards
	Number of Securities Underlying Unexercised options (vested- unvested)	Option Exercise price ($ per share)	Option Expiration date (m/d/y)	Value of unexercised “in-the- money” options(1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested(2) ($)	Market or payout value of shares vested but not paid out(2) ($)
David M. Cole CEO	150,000 - 0 150,000 - 0 150,000 - 0 80,000 - 0	1.30 0.66 1.20 1.94	10/18/2021 6/8/2020 4/25/2019 8/22/2017	4,500 100,500 19,500 0	0	0	0
Christina Cepeliauskas CFO	55,000 55,000 55,000 50,000	1.30 0.66 1.20 1.94	10/18/2021 6/8/2020 4/25/2019 8/22/2017	1,650 36,850 7,150 0	0	0	0

(1)

Options are “in-the-money” if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.

(2)	The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price of the Common Shares on the vesting date.

The Compensation Committee’s approach to recommending options to be granted is consistent with prevailing practice in the mineral exploration industry. Grants of options depend on the length of service of the NEO. There are, therefore, no formulae followed or performance goals or significant conditions which must be met before options will be granted. Options are always granted at the prevailing market price of the Common Shares.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by NEOs

The following table sets forth, for each NEO, the values of all incentive plan awards which vested or were earned during the last financial year ended December 31, 2016.

Name & Position	Value vested during the year		Value earned during the year Non-equity incentive plan Compensation awards ($)
	Option-based awards (1) ($)	Share-based awards (2) ($)
David M. Cole CEO	111,689	Nil	Nil
Christina Cepeliauskas CFO	40,953	Nil	Nil

(1)

The value of an option based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by the difference between the exercise price and the closing market price of the Common Shares on the vesting date. The stock option benefit is the grant date fair value has been calculated using the Black-Scholes option pricing model, which is described above. See the table under “Outstanding Share-based and Option-based Awards” for the “in- the-money” value of these options on the last financial year end.

(2)	The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price of the Common Shares on the vesting date.

Defined Contribution Plans

The following table sets forth the particulars of the defined contribution plan for NEOs during the Corporation’s last completed financial year.

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
David M. Cole CEO	0	14,046	14,046
Christina Cepeliauskas CFO	0	0	0

Employment and Consulting Agreements

Chief Executive Officer

The Corporation is a party to an employment agreement with David M. Cole, President and CEO of the Corporation, effective October 1, 2010. Under the agreement, Mr. Cole receives US$400,000 per year (which amount will, if Shareholders approve the restricted share unit plan described below under “Adoption of Restricted Share Unit Plan”, be reduced to US$ 325,000 per year). The agreement may be terminated by the Corporation without reason by written notice and a lump sum payment equal to 12 months of salary and benefits (which, based on the recommendations of Lane Caputo as previously described under “Compensation Discussion and Analysis” may be increased to 24 months of salary and benefits concurrent with the reduction of Mr. Cole’s salary). Mr. Cole may terminate the agreement for any reason upon two months notice to the Corporation during which time he will continue to receive his usual remuneration and benefits.

If Mr. Cole’s agreement is terminated or his duties and responsibilities are materially changed within 12 months following a change in control of the Corporation, he is entitled to receive a lump sum payment equal to 12 months of his salary and benefits and all unvested stock options and grants.

Other Named Executive Officers

The Corporation has not entered into written or oral employment or consulting contracts with its other NEOs.

Pension Plan Benefits

For the officers and employees in the United States, the Corporation pays 4% of the annual salary each year to the officer or employees’ 401(k) retirement plan.

Termination and Change of Control Benefits

Other than described above under “Employment and Consulting Agreements”, the Corporation does not have written contracts with any of its NEOs respecting the resignation, retirement or other termination of employment resulting from a change of control.

Director Compensation

The following table describes director compensation for directors (other than the NEOs) for the year ended December 31, 2016.

Name	Fees(1) Earned ($)	Awards		Non-equity Incentive plan Compensation ($)	Pension Value ($)	All other Compensation ($)	Total ($)
		Share- based ($)	Option- based(2) ($)
Brian E. Bayley	24,000	0	37,320	0	0	0	61,230
Brian K. Levet	24,000	0	37,320	0	0	0	61,230
Larry M. Okada	24,000	0	37,320	0	0	0	61,230
Michael D. Winn	79,228(3)	0	55,845	0	0	0	135,073

(1)	Compensation paid as directors’ fees. Each of the Corporation’s non-employee directors receives an annual retainer of $24,000 with no additional meeting or per diem fees.

(2)

The stock option benefit is the grant date fair value using the Black Scholes option pricing model using the following weighted average assumptions: stock price - $1.30, exercise price - $1.30, an option life for 5 years, a risk-free interest rate of 0.73% and a volatility of 69.8%.

(3)	Mr. Winn receives additional compensation as the non-executive Chairman of the Board.

The Corporation has calculated the “grant date fair value” amounts in the “Option-based Awards” column using the Black-Scholes model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the options, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. Stock options that are well “out-of-the-money” can still have a significant “grant date fair value” based on a Black-Scholes valuation. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an “in-the-money” option value calculation. The total compensation shown in the last column is the total compensation of each director reported in other columns. The value of the “in-the-money” options currently held by each director (based on share price less option exercise price) is set forth in the “Value of Unexercised in-the-money Options” column of the “Outstanding Share-Based and Option-Based Awards” table below.

The methodology used for determining the remuneration of the Board is similar to that used for the remuneration of NEOs. Remuneration of committee chairmen is determined based on their own merits and circumstances after being considered in light of prevailing economic conditions – both on a corporate level and on national and international levels – and industry norms for such remuneration. Levels of remuneration of directors, committee members and committee chairmen are usually first informally discussed among the members of the Compensation Committee before being formally considered and approved by the Board.

Outstanding Share-based and Option-based Awards held by Directors

The following table sets out, for each independent director, the incentive stock options (option-based awards) to purchase Common Shares held as of the end of the Corporation’s last financial year (December 31, 2016). The closing price of the Corporation’s shares on the TSX-V on that date was $1.33 per share.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#vested- unvested)	Option exercise price ($)	Option expiration date (m/d/y)	Value of unexercised “in-the- money” Options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($)	Market or payout value of shares vested but not paid out(2) ($)
Brian E. Bayley	50,000 50,000 50,000 50,000	1.30 0.66 1.20 1.94	10/18/2021 6/8/2020 4/25/2019 8/22/2017	1,500 33,500 6,500 0	0	0	0
Brian K. Levet	50,000 50,000 50,000 50,000	1.30 0.66 1.20 1.94	10/18/2021 6/8/2020 4/25/2019 8/22/2017	1,500 33,500 6,500 0	0	0	0
Larry M. Okada	50,000 50,000 50,000	1.30 0.66 1.20	10/18/2021 6/8/2020 4/25/2019	1,500 33,500 6,500	0	0	0
Michael D. Winn	75,000 75,000 75,000 50,000	1.30 0.66 1.20 1.94	10/18/2021 6/8/2020 4/25/2019 8/22/2017	2,250 50,250 9,750 0	0	0	0

(1)

Options are “in-the-money” if the market price of the Common Shares is greater than the exercise price of the options. The value of such options is the product of the number of Common Shares multiplied by the difference between the exercise price and the closing market price of the Common Shares on the financial year end. Options which were not vested at the financial year end are not included in this value.

(2)	The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price of the Common Shares on the vesting date.

Value of Share-Based and Option-Based Awards Vested or Earned During the Year by Directors

The following table sets forth, for each director, the values of all incentive plan awards which vested or were earned during the last financial year ended December 31, 2016.

Name	Value vested during the year		Value earned during the year Non-equity incentive plan Compensation ($)
	Option-based awards ($)	Share-based awards ($)
Brian E. Bayley	37,230	0	0
Brian K. Levet	37,230	0	0
Larry M. Okada	37,230	0	0
Michael D. Winn	55,845	0	0

(1)

The value of an option based award is the product of the number of Common Shares issuable on the exercise of the option on the vesting date multiplied by the difference between the exercise price and the closing market price of the Common Shares on the vesting date. The stock option benefit is the grant date fair value has been calculated using the Black-Scholes option pricing model, which is described above. See the table under “Outstanding Share-based and Option-based Awards” for the “in-the-money” value of these options on the last financial year end.

(2)	The value of a share-based award is the product of the number of Common Shares issuable on the vesting date multiplied by the closing market price of the Common Shares on the vesting date.

Management Contracts

Pursuant to a management service agreement dated February 13, 2014 as amended December 1, 2015 between the Corporation and Seabord Services Corp. of Suite 501, 543 Granville Street, Vancouver, British Columbia, the Corporation pays $29,800 per month to Seabord in consideration of Seabord providing the services of the CFO and Corporate Secretary and office, reception, secretarial, accounting and corporate records services to the Corporation.

Seabord is a private company wholly-owned by Michael D. Winn, a director of the Corporation.

Stock Option Plan

The Board established the Option Plan to attract and motivate the directors, officers and employees of the Corporation (and any of its subsidiaries), employees of any management company and consultants to the Corporation (collectively the “Optionees”) and thereby advance the Corporation’s interests by providing them an opportunity to acquire an equity interest in the Corporation through the exercise of stock options granted to them under the Option Plan.

Pursuant to the Option Plan, the Board, based on the recommendation of the Compensation Committee, may grant options to Optionees in consideration of them providing their services to the Corporation or a subsidiary. The number of Common Shares subject to each option is determined by the Board within the guidelines established by the Option Plan. The options enable the Optionees to purchase Common Shares at a price fixed pursuant to such guidelines. The options are exercisable by the Optionee giving the Corporation notice and payment of the exercise price for the number of Common Shares to be acquired.

The Option Plan authorizes the Board to grant stock options to the Optionees on the following terms:

1.	The number of Common Shares subject to issuance pursuant to outstanding options, in the aggregate, cannot exceed 10% of the outstanding Common Shares.

2.

The number of Common Shares subject to issuance upon the exercise of options granted under the Option Plan by one Optionee or all Optionees providing investor relations services is subject to the following limitations

(a)	no Optionee can be granted options during a 12 month period to purchase more than

(i) 5% of the issued Common Shares unless disinterested Shareholder approval has been obtained (such approval has not been sought), or
(ii) 2% of the issued Common Shares, if the Optionee is a consultant, and

(b)	the aggregate number of Common Shares subject to options held by all Optionees providing investor relations services cannot exceed 2% in the aggregate.

3.

Unless the Option Plan has been approved by disinterested Shareholders (such approval has not been obtained), options granted under the Option Plan, together with all of the Corporation’s previously established and outstanding stock options, stock option plans, employee stock purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Common Shares, shall not result, at any time, in

	(a)	the number of Common Shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding Common Shares at the time of granting,

	(b)	the grant to insiders, within a one year period, of options to purchase that number of Common Shares exceeding 10% of the outstanding Common Shares, or

	(c)	the issuance to any one insider and such insider’s associates, within a one year period, of

Common Shares totalling in excess of 5% of the outstanding Common Shares.

4.

The exercise price of the options cannot be set at less than the greater of $0.10 per Common Share and the closing trading price of the Common Shares on the day before the granting of the stock options. If the Optionee is subject to the tax laws of the United States of America and owns (determined in accordance with such laws) greater than 10% of the Common Shares, the exercise price shall be at least 110% of the price established as aforesaid.

5.	The options may be exercisable for up to 10 years.

6.

There are not any vesting requirements unless the Optionee is a consultant providing investor relations services to the Corporation, in which case the options must vest over at least 12 months with no more than one-quarter vesting in any three month period. However, the Board may impose additional vesting requirements and, subject to obtaining any required approval from the TSX-V, may authorize all unvested options to vest immediately. If there is a potential “change of control” of the Corporation due to a take-over bid being made for the Corporation or a similar event, all unvested options, subject to obtaining any required approval from the TSX-V, shall vest immediately.

7.

The options can only be exercised by the Optionee (to the extent they have already vested) for so long as the Optionee is a director, officer or employee of, or consultant to, the Corporation or any subsidiary or is an employee of the Corporation’s management company and within a period thereafter not exceeding the earlier of:

	(a)	the original expiry date;

(b)

90 days after ceasing to be a director, officer or employee of, or consultant to, the Corporation at the request of the Board or for the benefit of another director or officer to, the Corporation unless the Optionee is subject to the tax laws of the United States of America, in which case the option will terminate on the earlier of the 90th day and the third month after the Optionee ceased to be an officer or employee; and

	(c)	if the Optionee dies, within one year from the Optionee’s death.

If the Optionee is terminated “for cause”, involuntarily removed or resigns (other than at the request of the Board or for the benefit of another director or officer) from any such positions, the option will terminate concurrently.

8.

The options are not assignable except to a wholly-owned holding company. If the option qualifies as an “incentive stock option” under the United States Internal Revenue Code, the option is not assignable to a holding company.

9.	No financial assistance is available to Optionees under the Option Plan.

10.

Any amendments to outstanding stock options are subject to the approval of the TSX-V and NYSE MKT and, if required by either exchange or the Option Plan, of the Shareholders, possibly with only disinterested Shareholders being entitled to vote. Disinterested Shareholder approval must be obtained for the reduction of the exercise price of options (including the cancellation and re- issuance of options within a one year period so as to effectively reduce the exercise price) of options held by insiders of the Corporation. The amendment to an outstanding stock option will also require the consent of the Optionee.

11.

Any amendments to the Option Plan are subject to the approval of the TSX-V and NYSE MKT and, if required by either exchange or the Option Plan, of the Shareholders, possibly with only “disinterested Shareholders” being entitled to vote.

No options have been granted under the Option Plan which are subject to Shareholder approval.

The Option Plan does not permit stock options to be transformed into stock appreciation rights.

Stock Grant Program

The Board created the Incentive Stock Grant Program for the benefit of the officers and directors of the Corporation in 2010.

The purpose of the Stock Grant Program is as follows. Firstly, to reward and provide an incentive to such persons for the ongoing efforts towards the continuing successes and goals of the Corporation as many of its successes directly result from their very significant efforts. Secondly, to provide such persons with a long term incentive to remain with the Corporation. Finally, from time to time, the Corporation may provide additional compensation in the form of stock grants as part of annual salaries.

The Stock Grant Program provides that, following the approval of the independent members of the Compensation Committee, up to 300,000 Common Shares may be awarded in each year. The Common Shares awarded will vest and be issued in three separate tranches over a two year period – on the date of grant, and on the first and second anniversaries of the initial grant. None of the 300,000 Common Shares not awarded in one year can be rolled over or awarded in subsequent years. If the recipient ceases to be a director or officer of the Corporation before the relevant anniversary, he or she will not be entitled to receive any further Common Shares under the Stock Grant Program, including Common Shares previously awarded for issuance on such anniversary (with the exception of historical stock grants to Michael Winn, who shall receive the Common Shares even if he ceases to the be director).

The actual number of Common Shares awarded in each year is that number recommended and approved by the independent members of the Compensation Committee or independent directors of the Corporation.

Performance Graph

The following graph shows the Corporation’s cumulative total return on the Common Shares compared with the cumulative total return of the Standards & Poor’s – TSX Venture Composite Index (assuming reinvestment of dividends) during the Corporation’s last five financial years if $100 were invested in each at the start of such five year period.

(1)	Amounts shown in parentheses are the closing price of the Common Shares and the Standard & Poors – TSX Venture Index value, respectively, on such dates.

(2)	For the purposes of this graph, it is assumed that $100 had been invested in the Common Shares and in such index on the first day of such five year period.

The Compensation Committee considers that the compensation paid to the NEOs is consistent with companies of a similar size and stage of development as the Corporation and is reflective of the variations in the Share price during the years shown.

CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 Disclosure of Corporate Governance Practices of the Canadian securities administrators requires the Corporation to annually disclose certain information regarding its corporate governance practices. That information is disclosed below.

Board of Directors

The Board has responsibility for the stewardship of the Corporation including responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

The Board sets long term goals and objectives for the Corporation and formulates the plans and strategies necessary to achieve those objectives and to supervise senior management in their implementation. The Board delegates the responsibility for managing the day-to-day affairs of the Corporation to senior management but retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Corporation and its business. The Board is responsible for protecting Shareholders’ interests and ensuring that the incentives of the Shareholders and of management are aligned.

As part of its ongoing review of business operations, the Board reviews, as frequently as required, the principal risks inherent in the Corporation’s business, including financial risks, through periodic reports from management of such risks, and assesses the systems established to manage those risks. Directly and through the Audit Committee, the Board also assesses the integrity of internal control over financial reporting and management information systems.

In addition to those matters that must, by law, be approved by the Board, the Board is required to approve any material dispositions, acquisitions and investments outside the ordinary course of business, long-term strategy, and organizational development plans. Management of the Corporation is authorized to act without Board approval, on all ordinary course matters relating to the Corporation’s business.

The Board also monitors the Corporation’s compliance with timely disclosure obligations and reviews material disclosure documents prior to distribution.

The Board is responsible for the appointment of senior management and monitoring of their performance.

The Board has adopted a written mandate setting out the foregoing obligations, and is governed by the requirements of applicable corporate and securities common and statute law which provide that the Board has responsibility for the stewardship of the Corporation. That stewardship includes responsibility for strategic planning, identification of the principal risks of the Corporation’s business and implementation of appropriate systems to manage these risks, succession planning (including appointing, training and monitoring senior management), communications with investors and the financial community and the integrity of the Corporation’s internal control and management information systems.

More than half of the Board is “independent” under both applicable Canadian securities law and the rules of the NYSE MKT in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Corporation, other than interests and relationships arising from shareholding. The Board considers that the following directors are independent: Brian E. Bayley, Brian K. Levet, and Larry M. Okada. The Board considers that David M. Cole, the President and CEO of the Corporation, is not independent because he is a member of management, and that Michael D. Winn, Chairman of the Board, is not independent because of his ownership of Seabord and the payment by the Corporation of consulting fees to a company owned by him.

The Board facilitates its exercise of independent supervision over the Corporation’s management through regular meetings of the Board.

The Board holds regularly scheduled meetings without the non-independent directors and members of management. Since the beginning of the Corporation’s last financial year, the independent directors held two ad hoc meetings without the non-independent directors and management.

When a matter being considered involves a director, that director does not vote on the matter. As well, the directors regularly and independently confer amongst themselves and thereby keep apprised of all operational and strategic aspects of the Corporation’s business.

The Chairman of the Board is responsible for presiding over all meetings of the directors and Shareholders. He is not an independent director, however, the independent directors either have significant experience as directors and officers of publicly traded companies or as members of the financial investment community and, therefore, do not require the guidance of an independent Chairman of the Board in exercising their duties as directors.

The attendance record of the current directors at meetings of the Board since the beginning of the Corporation’s last financial year to the Record Date is as follows:

Director	Number of Meetings Attended / Held
David M. Cole	8 of 8
Brian E. Bayley	8 of 8
Michael D. Winn	7 of 8
Brian K. Levet	8 of 8
Larry M. Okada	8 of 8

Descriptions of Roles

The Board has not established written descriptions of the positions of Chairman of the Board, CEO or chair of any of the committees of the Board (except as may be set out in a charter applicable to a committee) as it feels they are unnecessary and would not improve the function and performance of the Board, CEO or committee. The role of chair is delineated by the nature of the overall responsibilities of the Board (in the case of the Chairman of the Board) or the committee (in the case of a chair of a committee).

The Board has not set limits on the objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalize these matters would be restrictive and unproductive.

Other Directorships

Certain of the directors are presently a director of one or more other reporting issuers (public companies), as follows:

Director	Other Issuer
David M. Cole	N/A
Brian E. Bayley	American Vanadium Corp. Cypress Hills Resource Corp. Kramer Capital Corp. Legend Gold Corp. TransAtlantic Petroleum Corp.
Michael D. Winn	Alexco Resource Corp. Atico Mining Corporation Legend Gold Corp. Nebo Capital Corp. Reservoir Capital Corp. Revelo Resource Corp.
Brian K. Levet	N/A
Larry M. Okada	Rokmaster Resources Corp Forum Uranium Corp Santacruz Silver Mining Ltd

Orientation and Continuing Education

The Board takes the following measures to ensure that all new directors receive a comprehensive orientation regarding their role as a member of the Board, its committees and its directors, and the nature and operation of the Corporation.

The first step is to assess a new director’s set of skills and professional background since each new director brings a different skill set and professional background. Once that assessment has been completed, the Board is able to determine what orientation to the nature and operations of the Corporation’s business will be necessary and relevant to each new director.

The second step is taken by one or more existing directors, who may be assisted by the Corporation’s management, to provide the new director with the appropriate orientation through a series of meetings, telephone calls and other correspondence.

The Corporation has a Board Policy Manual which provides a comprehensive introduction to the Board and its committees. The Manual contains the charters of the Audit Committee, Corporate Governance Committee and the Compensation Committee. The Manual also contains the Whistleblower Policy, Board Mandate, and Code of Business Ethics and Conduct.

The Board takes the following measures to provide continuing education for its directors to maintain the skill and knowledge necessary for them to meet their obligations as directors:

  the Board Policy Manual is reviewed on an annual basis and a revised copy will be given annually to each director; and

  there are technical presentations from time to time or as necessary at Board meetings, focusing on either a particular property or a summary of various properties. The “question and answer” portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

To comply with its legal mandate, the Board seeks to foster a culture of ethical conduct by striving to ensure the Corporation carries out its business in line with high business and moral standards and applicable legal and financial requirements. In that regard, the Board has adopted a written Code of Business Conduct and Ethics for its directors, officers, employees and consultants. A copy of the Code has been filed on SEDAR and EDGAR (see “Additional Information” at the end of this Circular). Compliance with the Code is achieved as follows. Each director is responsible for ensuring that they individually comply with the terms of the Code, while the Board is responsible for ensuring that the directors, as a group, and all officers comply with the Code and the executive officers of the Corporation are responsible for ensuring compliance with the
  Code by employees. Since the beginning of the Corporation’s last financial year, it has not filed a
  Material Change Report relating to any conduct of a director or executive officer that constitutes a departure from the Code.

  has established a Corporate Governance Committee, as described below under “Board Committees”, and adopted a Charter for the Committee;

  has established a Whistleblower Policy which details complaint procedures for financial concerns.

  has created a Disclosure Policy which details when directors, officers and employees should not engage in trading in the Corporation’s securities.

  has adopted a Disclosure Policy to ensure fair, accurate and timely disclosure of material information regarding the Corporation and its business.

  encourages management to consult with legal and financial advisors to ensure the Corporation is meeting those requirements.

  is cognizant of the Corporation’s timely disclosure obligations and reviews material disclosure documents such as financial statements and the Management’s Discussion & Analysis (“MD&A”) prior to distribution.

  relies on its Audit Committee to annually review the systems of internal financial control and discuss such matters with the Corporation’s external auditor.

  actively monitors the Corporation’s compliance with the Board’s directives and ensures that all material transactions are thoroughly reviewed and authorized by the Board before being undertaken by management.

The Board must also comply with the conflict of interest provisions of the British Columbia Business Corporations Act, as well as the relevant securities regulatory instruments and stock exchange policies, to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Complaints

The Audit Committee has established a “Whistleblower Policy” which outlines procedures for the confidential, anonymous submission by employees regarding the Corporation’s accounting, auditing and financial reporting obligations, without fear of retaliation of any kind. If an applicable individual has any concerns about accounting, audit, internal controls or financial reporting matters which they consider to be questionable, incorrect, misleading or fraudulent, the applicable individual is urged to come forward with any such information, complaints or concerns, without regard to the position of the person or persons responsible for the subject matter of the relevant complaint or concern.

The applicable individual may report their concern in writing and forward it to the Chairman of the Audit Committee in a sealed envelope labelled “To be opened by the Chairman of the Audit Committee only.” Further, if the applicable individual wishes to discuss any matter with the Audit Committee, this request should be indicated in the submission. Any such envelopes received by the Corporation will be forwarded promptly and unopened to the Chairman of the Audit Committee.

Promptly following the receipt of any complaints submitted to it, the Audit Committee will investigate each complaint and take appropriate corrective actions.

The Audit Committee will retain as part of its records, any complaints or concerns for a period of no less than seven years. The Audit Committee will keep a written record of all such reports or inquiries and make quarterly reports on any ongoing investigation which will include steps taken to satisfactorily address each complaint.

The “Whistleblower Policy” is reviewed by the Audit Committee on an annual basis.

Nomination of Directors

To identify new candidates for nomination for election as directors, the Board considers the advice and input of the Corporate Governance Committee, the members of which are listed under “Particulars of Matters to be Acted Upon – 4. Election of Directors” and which is composed of majority independent directors, regarding:

  the appropriate size of the Board,

  the necessary competencies and skills of the Board as a whole and the competencies and skills of each director individually; and

  the identification and recommendation of new individuals qualified to become new Board members. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required and a willingness to serve as directors.

Other Board Committees

In addition to the Audit Committee, described in the next section, the Board has established a Compensation Committee, and a Corporate Governance Committee. The details of the Corporation’s Audit Committee and related information are contained in the Corporation’s Annual Report on Form 20-F filed on EDGAR and filed on SEDAR as an alternative Annual Information Form.

See “Particulars of Matters to be Acted Upon - 4. Election of Directors” for the members of the committees. The functions of these committees are described below.

Compensation Committee: The Compensation Committee is responsible for the review of all compensation paid (including stock options granted under the Option Plan and Common Shares issued under the Stock Grant Program) by the Corporation to the Board, officers and employees of the Corporation and any subsidiaries, to report to the Board on the results of those reviews and to make recommendations to the Board for adjustments to such compensation.

Corporate Governance Committee: The Corporate Governance Committee is responsible for advising the Board of the appropriate corporate governance procedures that should be followed by the Corporation and the Board and monitoring whether they comply with such procedures.

Assessments

The Corporate Governance Committee evaluates the effectiveness of the Board and its committees. To facilitate this evaluation, each committee will conduct an annual assessment of its performance, consisting of a review of its Charter, the performance of the Committee as a whole and will submit a Committee Annual Report to the Corporate Governance Committee, including recommendations. In addition, the Board will conduct an annual review of its performance.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees (“NI 52-110”) of the Canadian securities administrators and Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, require the Audit Committee of the Board to meet certain requirements. NI 52-110 also requires the Corporation to disclose certain information regarding the Audit Committee. That information has been disclosed in the Corporation’s Annual Report on Form 20-F for the last financial year which has been filed on SEDAR (as an alternative Annual Information Form) and EDGAR (see “Additional Information” at the end of this Circular).

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No individual who is or who at any time during the last financial year was a director or executive officer of the Corporation, a proposed nominee for election as a director of the Corporation or an associate of any such director, officer or proposed nominee is, or at any time since the beginning of the last completed financial year has been, indebted to the Corporation or any of its subsidiaries and no indebtedness of any such individual to another entity is, or has at any time since the beginning of such year been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

The following table sets out, as at the end of the Corporation’s last completed financial year, information regarding outstanding options, warrants and rights (other than those granted pro rata to all Shareholders) granted by the Corporation under its equity compensation plans.

Plan Category	Number of shares issuable upon exercise of outstanding options, warrants and rights (1)	Weighted average exercise price of outstanding options, warrants and rights	Number of shares remaining available for issuance under equity compensation plans (2)
Equity compensation plans approved by Shareholders	4,736,500	$1.24	2,679,971
Equity compensation plans not approved by Shareholders	N/A	N/A	N/A
Total	4,736,500	$1.24	2,679,971

(1)	Assuming outstanding options, warrants and rights are fully vested.

(2)	Excluding the number of Common Shares issuable upon exercise of outstanding options, warrants and rights shown in the first column.

INTEREST OF CERTAIN PERSONS
AND COMPANIES IN MATTERS TO BE ACTED UPON

The Corporation is not aware of any substantial or material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, of any director, nominee for election as a director, or executive officer, anyone who has held office as such since the beginning of the Corporation’s last financial year or any associate or affiliate of any of such person in any matter to be acted on at the Meeting (other than the election of directors) except for the current and future directors and executive officers of the Corporation, inasmuch as, in the following year, they may be granted options to purchase Common Shares pursuant to the Option Plan, ratification and approval of which will be sought at the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein and the Corporation’s MD&A for the last financial year, a copy of which is filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which, upon request, the Corporation will promptly provide free of charge (see “Additional Information” below), there are no material interests, direct or indirect, of current directors, executive officers, any persons nominated for election as directors, or any Shareholder who beneficially owns, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates of such persons, in any transaction within the last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Board, the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1.     Report of Directors

The Board will provide a report on the events of its last financial year at the meeting. No approval or other action needs to be taken at the Meeting in respect of this matter.

2.     Financial Statements, Auditor’s Report and Management Discussion & Analysis

The Board has approved the financial statements of the Corporation, the auditor's report thereon, and the MD&A for the year ended December 31, 2015, all of which will be tabled at the Meeting. No approval or other action needs to be taken at the Meeting in respect of these documents.

3.     Set Number of Directors to be Elected

Shareholders will be asked to pass an ordinary resolution at the Meeting setting the number of directors to be elected.

At the Meeting, it will be proposed that five directors be elected to hold office until the next annual general meeting of Shareholders or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution setting the number of directors to be elected at five.

4.     Election of Directors

The Corporation currently has five directors and all of these directors are being nominated for re-election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Corporation presently held by such nominee, the nominee's province or state and country of residence, principal occupation at the present and during the preceding five years (unless shown in a previous management information circular), the period during which the nominee has served as a director, and the number of Common Shares that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Record Date.

The Board recommends that Shareholders vote in favour of the following proposed nominees. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote for the election of the persons named in the following table to the Board. Management does not contemplate that any of such nominees will be unable to serve as directors. Each director elected will hold office until the next annual general meeting of Shareholders or until their successor is duly elected, unless their office is earlier vacated in accordance with the Corporation’s Articles or the provisions of the corporate law to which the Corporation is subject.

Name and Province or State and Country of Residence	Present Office and Date First Appointed a Director	Principal Occupation and Positions Held During the Past Five Years (unless previously disclosed)	Number of Common Shares (4)
Brian E. Bayley (1) (2) (3) British Columbia Canada	Director May 13, 1996	President of Earlston Management Corp. (private management company) since December 1996	186,375
David M. Cole Colorado United States of America	President, CEO and Director November 24, 2003	President and CEO of the Corporation	1,536,451
Brian K. Levet(1) (2) Western Australia Australia	Director March 18, 2011	Retired mining executive	Nil
Larry M. Okada(1) (2) (3) British Columbia Canada	Director June 11, 2013	Chief Financial Officer of Africo Resources Ltd. (TSX: ARL)	Nil
Michael D. Winn(3) California United States of America	Chairman of the Board May 23, 2012 Director November 24, 2003	President of Seabord Capital Corp. (private consulting company providing analysis of mining and energy companies) President of Seabord Services Corp. (private company providing management, administrative, and regulatory services to private and public mining companies)	818,908

(1)

Member of the Audit Committee. See the Corporation’s Annual Report on Form 20-F, filed on SEDAR as its alternative Annual Information Form for particulars of the Audit Committee’s members, its charter and related matters.

(2)	Member of the Compensation Committee.

(3)	Member of the Corporate Governance Committee.

(4)

Number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at the Record Date. No director, together with the director’s associates and affiliates beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the Common Shares.

(5)

None of the proposed directors are to be elected under any arrangement or understanding between the proposed director and the Corporation or a third party (other than the directors and executive officers of the Corporation acting in that capacity).

Pursuant to the provisions of the Business Corporations Act (British Columbia) the Corporation is required to have an Audit Committee whose members are indicated above. The Corporation does not have an Executive Committee.

To the best of the Corporation’s knowledge, no proposed director:

(a)

is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director, chief executive officer or chief financial officer of any company (including the Corporation) that was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days that was issued

(i)	while the proposed director was acting as a director, chief executive officer or chief financial officer of that company, or

(ii)	after the proposed director ceased to be a director, chief executive officer or chief financial officer of that company but resulted from an event that occurred while acting in such capacity;

(b)

is, as at the date of this Circular, or has been, within the 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that while acting in that capacity or within a year of ceasing to act in that capacity, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(c)

has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets;

(d)	has entered into, at any time, a settlement agreement with a securities regulatory authority; or

(e)	has been subject to, at any time, any penalties or sanctions imposed by

	(i)	a court relating to securities legislation or a securities regulatory authority, or

	(ii)	a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director,

other than Brian E. Bayley, who was a director of American Natural Energy Corp. (TSX-V listed) from June 15, 2001 to November 30, 2010 which was issued cease trading orders by the BCSC in July 2007, Autorité des marchés financiers de Québec in August 2007, Ontario Securities Commission in August, 2007, Alberta Securities Commission in November 2007 and Manitoba in March 2008 for failing to file financial statements and MD&A. The orders were rescinded on October 29, 2008 when it filed the financial statements and MD&A.

The above information has been furnished by the respective proposed directors individually.

5.      Appointment and Remuneration of an Auditor

Davidson & Company LLP, Chartered Professional Accountants, of Suite 1200, 609 Granville Street, Vancouver, British Columbia, is currently the Auditor of the Corporation. The Board recommends that Shareholders vote in favour of the re-election of the proposed auditor. Unless otherwise directed, it is the intention of the Management Designees to vote the Proxies in favour of an ordinary resolution reelecting Davidson & Company LLP, as the Auditor and authorizing the Board to approve the compensation of the Auditor.

6.      Ratification of Stock Option Plan

The Option Plan is described under “Statement of Executive Compensation – Stock Option Plan”.

The policies of the TSX-V require stock option plans which reserve for issuance up to 10% (instead of a fixed number) of a listed company’s shares be approved annually by its Shareholders. That approval is being sought at the Meeting by way of an ordinary resolution. The persons named in the accompanying Proxy intend to vote in favour of this proposed resolution.

Following approval of the Option Plan by the Shareholders, any options granted pursuant to the Option Plan will not require further Shareholder or TSX-V approval unless the exercise price is reduced or the expiry date is extended for an option held by an insider of the Corporation.

The Board recommends that Shareholders vote in favour of the proposed resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the Option Plan.

7.      Adoption of Restricted Share Unit Plan

On March 29, 2017, the Board adopted, subject to shareholder approval, a restricted share unit plan the “RSU Plan”). The Board adopted the RSU Plan because the Board believes it is desirable to have a wide range of incentive plans, including a restricted share plan, available to attract, retain and motivate officers, directors and employees of, and consultants to, the Corporation (“Eligible Persons”).

The RSU Plan provides that restricted share units (“RSUs”) may be granted by the Board, based on the advice of the Compensation Committee, to Eligible Persons as a discretionary payment in consideration for significant contributions to the short-term (one year or less) and long-term (one to three years) successes of the Corporation. The Board may, in its sole discretion, set vesting conditions on RSUs granted to Eligible Persons, which conditions will be primarily based on the performance criteria outlined in “Statement of Executive Compensation – Significant Changes to Compensation Policies for 2017”.

Pursuant to the RSU Plan, the aggregate maximum number of Common Shares reserved for issuance under the RSU Plan in combination with the aggregate number of Common Shares issuable under all of the Corporation’s other equity incentive plans in existence from time to time, including the Option Plan, shall not exceed 10% of the issued and outstanding Common Shares. Accordingly, a total of up to 3,200,000 million Common Shares (being 10% of sum of the currently outstanding Common Shares and the number of Common Shares proposed to be issued in a private placement financing expected to be completed by the Corporation before the Meeting) have been reserved for issuance under the RSU Plan.

In addition, the RSU Plan provides that the number of Common Shares which may be issuable under the RSU Plan and all of the Corporation's other previously established or proposed share compensation arrangements, including the Option Plan, within a 12 month period, to:

(a)

any one Eligible Person shall not exceed 5% of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis unless the Corporation has obtained the approval of Shareholders who are not Insiders (“Disinterested Shareholders”), which approval is not being sought;

(b)

Insiders as a group within a 12 month period shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis unless the Corporation has obtained the approval of Disinterested Shareholders, which approval is also not being sought; and

(c)

any one consultant, or Eligible Person engaged in providing investor relations services to the Corporation, shall not exceed 2% in the aggregate of the total number of issued and outstanding Common Shares on the date of the grant on a non-diluted basis.

Unless redeemed earlier in accordance with the RSU Plan, the RSUs of each Eligible Person will be redeemed on or within 30 days after the RSU Payment Date (as defined below) for cash or Common Shares, as determined by the Board, for an amount equal to the Fair Market Value (the closing market price of the Common Shares on the TSX-V on the day prior to redemption) of an RSU, less applicable withholding taxes, and as increased or decreased by a “performance factor” determined by the Board in its sole discretion. The “RSU Payment Date” in respect of any RSU means a date not later than December 15th of the third year following the year in which such RSU was granted to the Eligible Person, unless (i) an earlier date has been approved by the Board as the RSU Payment Date in respect of such RSU, or (ii) there is a “Change of Control” of the Corporation (as defined in the RSU Plan), the RSU Plan is terminated or upon an Eligible Person’s death or termination of employment.

Under the RSU Plan, the Board may from time to time amend or revise the terms of the RSU Plan or may discontinue the RSU Plan at any time. Subject to receipt of requisite Disinterested Shareholder, TSX-V and NYSE MKT approvals, the Board may make amendments to the RSU Plan to change the maximum number of Common Shares issuable under the RSU Plan,

  change the method of calculation of the redemption of RSUs held by Eligible Persons, and provide an extension to the term for the redemption of RSUs held by Eligible Persons.

All other amendments to the RSU Plan may be made by the Board without obtaining shareholder approval.

If an Eligible Person ceases to be an Eligible Person for any reason (excluding death), all of the Eligible Person’s RSUs which have vested at the time of such cessation shall be redeemed for cash or Common Shares and the remainder shall be cancelled. No amount shall be paid by the Corporation to the Eligible Person in respect of the RSUs so cancelled. If an Eligible Person ceases to be an Eligible Person due to death, any of the Eligible Person’s RSUs which would otherwise vest within the next year following the date of death shall be redeemed for cash or Common Shares as determined by the Board.

In the event of a Change of Control, then the Corporation may redeem, subject to prior approval of the TSX-V and NYSE MKT, all of the RSUs granted to the Eligible Persons and outstanding under the RSU Plan for that number of Common Shares equal to the number of RSUs then held by the Eligible Persons. If the employment of an Eligible Person is terminated within six months following a Change of Control, all RSUs held by such Eligible Person shall become vested and be redeemed for cash or Common Shares.

The Corporation has received conditional approval from the TSX-V to the RSU Plan, subject to Disinterested Shareholder approval. NYSE MKT approval for the RSU Plan will be sought after Disinterested Shareholder approval is obtained. A copy of the RSU Plan is attached as Schedule “A” to this Circular.

At the Meeting, Disinterested Shareholders will be asked to consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, in the form set out below (the “RSU Plan Resolution”), subject to such amendments, variations or additions as may be approved at the Meeting, approving the adoption of the RSU Plan.

“RESOLVED THAT:

1.

subject to receipt of the final approval of the TSX Venture Exchange and NYSE MKT, the adoption of the Restricted Share Unit Plan by the Corporation, substantially in the form attached as Schedule “A” to the Information Circular of the Corporation dated April 4, 2017, pursuant to which the directors of the Corporation may, from time to time and subject to the restrictions as laid out in the Plan, grant Restricted Share Units to Eligible Persons under the Plan entitling such Eligible Persons to acquire common shares of the Corporation as fully paid and non-assessable common shares, be and is hereby authorized and approved; and

2.

any director or officer of the Corporation be and is hereby authorized and directed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such acts and things, as may in the opinion of such director or officer of the Corporation be necessary or desirable to carry out the intent of the foregoing resolutions.”

The Board recommend the adoption of the RSU Plan Resolution. Unless otherwise directed, it is the intention of the Management Designees, if named as Proxyholder, to vote in favour of the ordinary resolution approving the RSU Plan.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the Shareholders at the Meeting, it is intended that the Proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com and on EDGAR at the SEC’s website at www.sec.gov. Financial information for the Corporation’s most recently completed financial year is provided in its comparative financial statements and MD&A are filed on SEDAR and on EDGAR. Shareholders may contact the Corporation at Suite 501, 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada by mail, telecopier (1-604-688-1157), telephone (1-604-688-6390; collect calls accepted) or e-mail (KCasswell@seabordservices.com) to request copies of the Corporation’s financial statements and MD&A.

DATED this 4th day of April, 2017.

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) KIM CASSWELL
Corporate Secretary

SCHEDULE “A”

RESTRICTED SHARE UNIT PLAN

Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

"Account" means the account maintained by the Company for each Participant in connection with the operation of this Plan to which any RSUs in respect of a Participant will be granted under this Plan;

"Administrator" has the meaning ascribed thereto in Section 10.3;

"Applicable Withholding Taxes" has the meaning ascribed thereto in Section 12.3;

"Beneficiary" means an individual who is a dependent or legal relation of a Participant and, as of the date of the Participant's death, has been designated as the Participant's beneficiary in accordance with Section 9.2 and the laws applying to this Plan, or, where no one has been validly designated or the individual designated does not survive the Participant, the Participant's legal representative;

"Board" means the board of directors of the Company;

"Business Day" means a day on which there is trading on the Exchange (or, if the Shares are not then listed and posted for trading on the Exchange, such other stock exchange on which the Shares are then listed and posted for trading) and, if none, a day that is not a Saturday or Sunday or a national legal holiday in Canada;

"Change of Control" means:

(i)

any transaction or series of related transaction as a result of which any person, entity or group acquires ownership or control, after the Grant Date of an RSU, of at least twenty percent (20%) of the Shares and they or their representatives become the majority of the Board or assume control or direction over the management or day-to-day operations of the Company; or

(ii)

an amalgamation, merger, arrangement, business combination, consolidation or other reorganization of the Company with another entity or the sale or disposition of all or substantially all of the assets of the Company to another entity, as a result of either of which the Company ceases to exist, be publicly traded or the former management of the Company or Board do not comprise a majority of the new management or majority of the Board, respectively, of the resulting entity or the Company following the sale or disposition,

"Company" means Eurasian Minerals Inc., and includes any successor corporation thereof;

"Constructive Dismissal" means constructive dismissal as determined by the common law and, without restricting or expanding on the foregoing, generally means or involves a material change, as determined on a case by case basis after the occurrence of a Change of Control and having regard for, among other things, the duties and responsibilities of, and compensation payable to, the Participant both prior and subsequent to the Change of Control, in the terms or conditions (or both) of the Participant's employment by the Company (or a Subsidiary, as applicable) which is adverse to the Participant's interests and is not agreed to by the Participant, and in the case of a U.S. Taxpayer, which results in a material adverse change to the Participant and where such adverse change is not corrected within thirty (30) days following Participant’s notice to the Company of the events believed to constitute Constructive Dismissal;

"Consultant" means an individual who

(i)

is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or Subsidiary other than in relation to a distribution of the Company’s securities and in the case of a U.S. Taxpayer, does not directly or indirectly promote or maintain a market for the

Company’s securities;

(ii)	provides the services under a written contract between the Consultant (or an entity through which the Consultant provides the services) and the Company or Subsidiary;

(iii)	in the Board’s reasonable opinion, spends or will spend a significant amount of time and attention on the business and affairs of the Company or Subsidiary; and

(iv)	has a relationship with Company or Subsidiary that enables the individual to be knowledgeable about the business and affairs of the Company or Subsidiary;

“Director” means a director of the Company or any of its Subsidiaries;

“Disability” means a physical injury or mental incapacity of a nature which the Board determines prevents or would prevent the Participant from satisfactorily performing the substantial and material duties of his or her position with the Company;

“Disinterested Shareholder” means a holder of Shares that is not an Insider nor an associate (as defined in the Securities Act (British Columbia)) of an Insider;

“Eligible Person” means, from time to time, any bona fide employee of the Company or a Subsidiary, Officer, Director, Consultant and Permitted Assign;

"Employer" means, in respect to a Participant who is an Officer or employee, the entity that employs the Participant (or that employed the Participant immediately prior to his or her Termination Date) and, in respect of a Participant who is a Consultant, the entity with which the Consultant has or had a written consulting agreement and, in each case, the Employer may be the Company or a Subsidiary;

"Exchange" means, collectively, the TSX Venture Exchange and NYSE MKT;

"Expiry Date" means the date specified in the applicable Grant Agreement as the date on which an RSU will be terminated and cancelled or, if later or no such date is specified in the Grant Agreement, December 31 of the third (3rd) calendar year following the end of the applicable Service Year;

"Fair Market Value of a Share" on a particular date, means:

(i)	where the Shares are not listed on an Exchange, the fair market value of a Share on that day determined by the Board in good faith; and

(ii)

where the Shares are listed on an Exchange, the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the Grant Date and, if there was no such sale, the closing price on the preceding trading day during which there was a sale;

“Foreign Private Issuer” has the meaning set forth in Rule 3b-4 under the U.S. securities Exchange Act of 1934, as amended.

"Grant Agreement" means the agreement between the Company and a Participant, in substantially the form attached hereto as Schedule “A”, together with such schedules, amendments, deletions or changes thereto as are permitted under this Plan, under which an RSU is granted;

"Grant Date" means the date upon which an RSU is granted to a Participant pursuant to the terms of this Plan;

"Insider" means a Director or Officer;

"Officer" means the chair or any vice-chair of the Board, the chief executive officer, chief financial officer, chief operating officer, president, vice-president, secretary, assistant secretary, treasurer, or assistant treasurer of the Company or any of its Subsidiaries or an individual designated as an officer by a resolution of the Board or the constating documents of the Company;

"Participant" means an Eligible Person whose services to the Company or Subsidiary are sufficient, in the opinion of the Board, to warrant participation in this Plan and who is granted or holds an RSU;

"Participant Information" has the meaning ascribed thereto in Section 10.5;

"Payout Multiplier" means the payout multiplier determined by the Board in accordance with Section 04;

"Performance Criteria" means such corporate and personal performance criteria as may be determined by the Board in respect of the grant of RSUs to any Participant and determination of the Payout Multiplier, which criteria may be applied to either the Company and its Subsidiaries as a whole or to the Company or a Subsidiary individually or in any combination, and measured either in total, incrementally or cumulatively over a calendar year or such other performance period as may be specified by the Board in its sole discretion, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group;

“Permitted Assign” means a holding entity (as defined in National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators), an RRSP or an RRIF of a Participant that is not a U.S., Taxpayer;

"Plan" means this Restricted Share Unit Plan, as the same may be further amended or varied from time to time;

“Promoter” means a promoter as defined in the Securities Act (British Columbia).

"RSU" means a restricted share unit granted pursuant to Article 3, by means of an entry on the books of the Company, to a Participant, each of which represents the right to receive a cash payment or its equivalent in fully-paid Shares equal to the Fair Market Value of a Share calculated at the date of such payment at the time, in the manner, and subject to the terms of this Plan;

"RSU Payment Date" has the meaning ascribed thereto in Section 5.3(a);

"Service Year" means a calendar year in which a Participant is providing services to the Company or any of its Subsidiaries in his or her capacity as a Consultant, Officer, Director or employee of the Company or a Subsidiary;

"Share" means a common share without nominal or par value in the capital of the Company;

“Significant Shareholder” means a person holding more than 10% of the outstanding Shares and who has elected or appointed or has the right to elect or appoint one or more Directors or Officers.

“Subsidiary” means a corporation or other entity of which the Company owns more than 50% of the voting securities;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereto, as amended from time to time;

“Tax Code” means the United States Internal Revenue Code of 1986, as amended;

"Termination Date" means the date a Participant ceases to be actively employed by, or ceases to provide services as a Consultant to, the Company or a Subsidiary for any reason, without regard to any statutory, contractual or common law notice period that may be required by law following the termination of the Participant's employment or consulting relationship in the Company or Subsidiary. The Board will have sole discretion to determine whether a Participant has ceased active employment or ceased status as a Consultant and the effective date on which the Participant ceased active employment or status of a Consultant. A Participant will be deemed not to have ceased to be an employee of the Company or a Subsidiary in the case of a transfer of his or her employment between the Company and a Subsidiary or a transfer of employment between Subsidiaries;

“U.S. Taxpayer” means an Eligible Person in respect of whom the grant, vesting, redemption, payment or disposition of an RSU is subject to income taxation by the United States of America;

"Vested RSU" means any RSU which has vested in accordance with the terms of this Plan and the terms of any applicable Grant Agreement; and

"Vesting Date" means, in respect of any RSU, the date on which the RSU becomes a Vested RSU.

As used in this Plan, words importing the masculine gender shall include the feminine and neuter genders and words importing the singular shall include the plural and vice versa, and references to person includes any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), unincorporated association, trust, trustee, executor, administrator or other legal representative.

The headings of the articles, sections and clauses are inserted herein for convenience of reference only and shall not affect the meaning of construction thereof.

Unless otherwise specified, time periods wherein or following which any payment (whether in cash or Shares) is to be made or act is to be done shall be calculated by excluding the day on which the period begins, including the day on which the period ends, and abridging the period to the immediately preceding Business Day if the last day of the period is not a Business Day. If an action is required to be taken or a payment (whether in cash or Shares) is required to be made on a day which is not a Business Day, such action shall be taken or such payment shall be made on the immediately preceding Business Day.

PURPOSE OF THIS PLAN

The purpose of this Plan is to:

promote profitability and enhance the long term value of the Company;

retain and attract key employees;

align the interests of management and employees with the interests of shareholders;

recognize the contribution of Participants in this Plan to the growth of the Company; and

provide a longer term incentive element in an overall compensation package which is competitive with the Company’s peer group.

GRANT OF RESTRICTED SHARE UNITS

The Company may, from time to time, grant RSUs to an Eligible Person in such numbers, at such times and on such terms and conditions, consistent with this Plan, as the Board may in its sole discretion determine but no RSUs will be granted after December 15 of a given calendar year. For greater clarity, the Board shall, in its sole discretion, determine any and all conditions to the vesting of any RSUs granted to an Eligible Person, which vesting conditions may be based on either or both of:

(a)	the Participant's continued employment with, or provision of consulting services to, the Company or a Subsidiary; or

(b)	such other terms and conditions including, without limitation, Performance Criteria, as the Board may determine in accordance with Section 3.2.

No such vesting condition for an RSU granted to an Eligible Person shall extend beyond December 15 of the third calendar year following the Service Year in respect of which the RSUs were granted and all vesting conditions for an RSU granted to an Eligible Person shall be such that the RSU complies at all times with the exception in paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act. RSUs granted to U.S. Taxpayers shall contain such terms as required (i) to make such Restricted Stock Units exempt from Section 409A of the Tax Code pursuant to the short term deferral exemption under Treas. Reg. Section 1.409A -1(B)(4) or other applicable exemption; or (ii) to comply with Section 409A of the Tax Code.

Subject to the terms of this Plan, the Board may determine other terms or conditions of any RSUs, and shall specify the material terms thereof in the applicable Grant Agreement. Without limiting the generality of the foregoing, such additional terms and conditions may relate to:

the market price of the Shares;

the return to holders of Shares, with or without reference to other comparable companies;

the financial performance or results of the Company or a Subsidiary;

the achievement of Performance Criteria;

any other terms and conditions the Board may in its discretion determine with respect to vesting or the acceleration of vesting; and

the Vesting Date.

The conditions may relate to all or a portion of the RSUs in a Grant and may be graduated such that different percentages of the RSUs in a Grant will become vested depending on the extent of satisfaction of one or more such conditions. The Board may, in its discretion, subsequent to the Grant Date of an RSU, waive any such term or condition or determine that it has been satisfied subject to applicable law. For greater clarity, no term or condition imposed under a Grant Agreement shall have the effect of causing settlement and payout of an RSU to occur after December 31 of the third calendar year following the Service Year in respect of which such RSU was granted.

No certificates shall be issued with respect to RSUs.

The Board shall keep or cause to be kept such records and accounts as may be necessary or appropriate in connection with the administration of this Plan and the discharge of its duties, which records shall, absent manifest error, be considered conclusively determinative of all information contained therein.

The Company shall maintain in its books an Account for each Participant recording at all times the number of RSUs standing to the credit of such Participant. RSUs that fail to vest in a Participant pursuant to the provisions of this Plan, or that are paid out to the Participant or his or her Beneficiary, shall be cancelled and shall cease to be recorded in the Participant's Account as of the date on which such RSUs are forfeited or cancelled under this Plan or are paid out, as the case may be.

SHARES SUBJECT TO THIS PLAN

This Section 4.1 applies to any Shares that may be acquired by Participants on any RSU Payment Date pursuant to Section 5.3(b) . Subject to adjustment for any subdivision, consolidation or distribution of Shares as contemplated by, and in accordance with, Article 8:

A total of 3,200,000 Shares are reserved for issuance pursuant to RSUs which may be granted under this Plan.

The number of Shares issuable pursuant to all RSUs granted under this Plan, together with any other compensation arrangement of the Company that provides for the issuance of Shares, shall not exceed ten percent (10%) of the issued and outstanding Shares at the Grant Date, unless the Company has obtained the approval of Disinterested Shareholders.

The number of Shares issuable to Insiders pursuant to all RSUs granted under this Plan, together with any other compensation arrangement of the Company that provides for the issuance of Shares, shall not, within a twelve (12) month period, exceed ten percent (10%) of the issued and outstanding Shares, unless the Company has obtained the approval of Disinterested Shareholders.

The number of Shares issuable to a Participant pursuant to a grant of RSUs under this Plan shall not exceed one percent (1%) of the issued and outstanding Shares at the time of the grant.

The number of Shares issuable to each Participant pursuant to all RSUs granted to the Participant under this Plan shall not, within a twelve (12) month period, exceed two percent (2%) of the issued and outstanding Shares.

The number of Shares issuable to each Consultant, or all Participants engaged in providing investor relations services to the Company, pursuant to RSUs granted under this Plan, together with any other compensation arrangement of the Company that provides for the issuance of Shares, shall not, within a twelve (12) month period, exceed two percent (2%) of the issued and outstanding Shares.

Section 4.1 and the Company's or any Employer's right to elect under Section 5.3(b) to satisfy RSUs by the issuance of Shares will be effective only upon receipt of all necessary shareholder approvals of this Plan, as amended from time to time, as required by the rules, regulations and policies of the Exchange and any other stock exchange on which Shares are listed or traded.

If any RSU granted under this Plan shall expire, terminate or be cancelled for any reason (including, without limitation, the satisfaction of RSU by means of a cash payment) without being exercised or settled by the issuance of Shares, any unissued Shares to which such RSUs relate shall become available for the purposes of granting further RSUs under this Plan.

If any rights to acquire Shares granted under any other security-based compensation arrangements of the Company shall expire, terminate or be cancelled for any reason without having been exercised in full, any unpurchased Shares to which such security relates shall become available for the purposes of granting further RSUs under this Plan.

VESTING AND PAYOUT OF RESTRICTED UNITS

Except as otherwise provided herein, the number of RSUs subject to each grant, the Grant Date, the Vesting Date(s) and the Expiry Date of each RSU and other terms and conditions relating to each such RSU shall be determined by the Board and set out in the Grant Agreement.

The Board may, in its discretion, subsequent to the time of granting RSUs, permit the vesting of all or any portion of unvested RSUs then outstanding and granted to the Participant under this Plan, in which event all such unvested RSUs then outstanding and granted to the Participant shall be deemed to be immediately vested.

(b)

On a date (the "RSU Payment Date") to be selected by the Board following the date an RSU has become a Vested RSU, which date shall not, in any event, extend beyond December 15th of the third year following the Service Year for any particular RSU and, for U.S. Taxpayers, shall not extend beyond March 15th of the calendar year immediately following the calendar year in which the Restricted Share Unit first becomes a Vested Restricted Share Unit, the Employer shall make to a Participant a cash payment equal to the product of the number of Vested RSUs recorded in the Participant's Account multiplied by the Fair Market Value of a Share, less Applicable Withholding Taxes.

Subject to Section 5.3(c) and Section 5.3(d), and the receipt of all necessary shareholder approvals as required under the rules, regulations and policies of the Exchange and any other stock exchange on which Shares are listed or traded, the Employer may, in lieu of the cash payment contemplated in Section 5.3(a) above, on the RSU Payment Date, elect to either issue (or cause to be issued) to the Participant, the number of whole Shares that is equal to the number of whole Vested RSUs recorded in the Participant's Account on the RSU Payment Date (less any amounts in respect of Applicable Withholding Taxes).

Notwithstanding any other provision of this Plan, all amounts payable to, or in respect of, a Participant under this Section 5.3, including, without limitation, the issuance or delivery of Shares or a lump sum cash payment, shall be paid or delivered on or before December 31 of the third calendar year commencing immediately following the Service Year in respect of the particular RSU and, for U.S. Taxpayers, on or before March 15th of the calendar year immediately following the calendar year in which the RSUs in respect of which such payments are made first become Vested RSUs.

Upon payment of any amount pursuant to this Section 5.3 in cash or Shares, as the case may be, the particular RSUs in respect of which such payment was made shall be cancelled and no further payments (whether in Shares or cash or otherwise) shall be made in relation to such RSUs.

Prior to any RSU Payment Date, to the extent that the performance determination has not yet been made, the Board shall assess the performance of the Company for the applicable period. The individual measures considered by the Board in assessing the Performance Criteria, including the comparative weighting of such measures, shall be determined by the Board in its sole discretion having regard to the principal purposes of this Plan and, upon the assessment of the Performance Criteria, the Board shall determine the Company’s ranking and the applicable Payout Multiplier (which can be any amount as low as 0.0 or above 1.0) in respect of this ranking.

Immediately prior to each RSU Payment Date, the notional number of Vested RSUs shall be adjusted by multiplying such number by the Payout Multiplier applicable to such RSUs.

All Shares issued upon the exercise of an RSU granted to an Insider, Promoter or Significant Shareholder shall be subject to a four month hold period commencing at the time the RSU was granted and, in accordance with the Exchange’s policies, the certificates representing Shares issued before such four month period expires shall be endorsed with the Exchange’s prescribed “Exchange Hold Period” legend.

DIVIDEND EQUIVALENTS

On any date on which a cash dividend is paid on Shares, a Participant’s Account will be credited with the number of RSUs (including fractional RSUs, computed to three digits and rounded to two digits) calculated by:

multiplying the amount of the dividend per Share by the aggregate number of RSUs that were credited to the Eligible Person’s Account as of the record date for payment of the dividend, and dividing the amount obtained in 0 above by the Fair Market Value of a Share on the date on which the dividend is paid.

Any RSUs issued pursuant to Section 6.1 shall vest on the same terms and be subject to the same Performance Criteria as the RSUs credited to a Participant’s account as of the record date for payment of the dividend. If a Participant’s account contains RSUs vesting on different terms or subject to different Performance Criteria, or both, then any RSUs issued pursuant to Section 6.1 shall be allocated proportionately to such different groups of RSUs.

TERMINATION AND CHANGE OF CONTROL

Notwithstanding the provisions of Article 5 and subject to the remaining provisions of this Article 7, any other provision in the Grant Agreement and to any resolution passed by the Board, any RSUs granted to a Participant which have not become Vested RSUs prior to the Participant's Termination Date shall terminate and become null and void as of the Participant's Termination Date.

Except with respect to U.S. Taxpayers, when the Participant's Termination Date occurs as a result of the Participant's Disability or death, any RSUs standing to the credit of such Participant shall continue to vest (and be paid out) in the normal course for twelve (12) months after the Participant's Termination Date and any RSUs which have not become Vested RSUs on or before the first anniversary of the Participant's Termination Date shall terminate and become null and void as of such first anniversary.

With respect to U.S. Taxpayers, when the Participant’s Termination Date occurs as a result of the Participant's Disability or death, any RSUs standing to the credit of such Participant with respect to which vesting depends on (i) the future achievement of Performance Criteria, shall continue to vest (and be paid out) in the normal course for twelve (12) months after the Participant's Termination Date and, subject to (ii) below, any such RSUs which have not become Vested RSUs on or before the first anniversary of the Participant's Termination Date shall terminate and become null and void as of such first anniversary, and (ii) continued service (without being subject to Performance Criteria) which would have become vested on or before the first anniversary of the Participant’s Termination Date if the Participant continued employment or service with the Company, shall become immediately vested and will be paid out on or before March 15th of the year immediately following the year in which the Participant’s Termination Date occurred.

In the event of a Change of Control or a determination by the Board that a Change of Control is expected to occur, the Board shall have the authority to take all necessary steps so as to ensure the preservation of the economic interests of the Participants in, and to prevent the dilution or enlargement of, any RSUs, including, without limitation: (i) ensuring that the Company or any entity which is or would be the successor to the Company or which may issue securities in exchange for Shares upon the Change of Control becoming effective will provide each Participant with new or replacement or amended RSUs which will continue to vest and be exercisable following the Change of Control on similar terms and conditions as provided in this Plan; (ii) causing all or a portion of the outstanding RSUs to become Vested RSUs prior to the Change of Control; or (iii) any combination of the above, and with respect to U.S. Taxpayers, any such actions will be undertaken in a manner that complies with Section 409A of the Tax Code, to the extent it is applicable.

Provided that payments have not been made in respect of a Participant's RSUs in accordance with Section 5.3, if the employment of a Participant is terminated by the Company (or a Subsidiary, as applicable) or by the Participant as a result of Constructive Dismissal, either of which within six (6) months following a Change of Control, subject to the provisions of any applicable Grant Agreement, all RSUs granted to the Participant and then outstanding shall (whether otherwise vested or not at such time) become Vested RSUs at the time of such termination and each Participant shall be entitled to payouts in accordance with Article 5.

APPROVALS, AMENDMENT AND TERMINATION

This Plan, any amendment to increase the number of Shares under this Plan and any material amendment to the terms of this Plan (other than “housekeeping” changes or amendments made to make this Plan comply with Exchange policy) shall become effective upon the later of its acceptance for filing by the Exchange and its approval by Disinterested Shareholders. RSUs may be granted, but not converted, exercised or paid out, prior to the receipt of such acceptance and approval.

Subject to this Article 8, this Plan may be amended at any time by the Board in whole or in part, but no amendment shall be made which would cause this Plan, or any RSUs granted under this Plan, to cease to comply with paragraph (k) of the definition of "salary deferral arrangement" in subsection 248(1) of the Tax Act or any successor provision thereto or cause any outstanding Restricted Share Units, or any future grants of RSUs under this Plan, to become subject to adverse tax consequences under Section 409A of the Tax Code.

Upon termination of this Plan, all unvested RSUs shall, subject to a resolution of the Board to the contrary, remain outstanding and in effect and continue to vest and be paid out in accordance with the terms of this Plan existing at the time of its termination and the applicable Grant Agreement, but no further RSUs will be credited to the Account of any Participant.

In the event of any subdivision, consolidation, stock dividend, capital reorganization, reclassification, exchange, or other change with respect to the Shares, or a consolidation, amalgamation, merger, spin-off, sale, lease or exchange of all or substantially all of the property of the Company or other distribution of the Company's assets to shareholders of the Company (other than the payment of ordinary course cash or stock dividends in respect of the Shares), the number of Shares subject to this Plan and all RSUs then outstanding under this Plan shall be adjusted in such manner, if any, as the Company may in its discretion deem appropriate to preserve, proportionally, the interests of Participants under this Plan. Adjustments under this Section 8.4 shall be made by the Board, whose determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive. All fractional RSUs shall be rounded down to the next whole number.

Subject to the policies, rules and regulations of any lawful authority having jurisdiction over the Company (including any exchange on which the Shares are then listed and posted for trading), the Board may at any time, without further action by, or approval of, the holders of Shares, amend this Plan or any RSU granted under this Plan in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)

ensure that RSUs granted under this Plan will comply with any provisions respecting restricted share units or other security based compensation arrangements in the Tax Act, the Tax Code or other laws in force in any country or jurisdiction of which a Participant to whom an RSU has been granted may from time to time perform services or be resident;

(b)	make amendments of a procedural or "housekeeping" nature;

(c)

change the termination provisions of an RSU granted under this Plan which does not entail an extension of the Expiry Date of the RSU beyond the original Expiry Date of the RSU and, with respect to RSUs of U.S. Taxpayers, does not result in adverse tax consequences under Section 409A of the Tax Code; or

(d)	suspend or terminate this Plan.

Any such amendments shall, if made, become effective on the date selected by the Board. The Board may not, however, without the consent of the Participants, or as otherwise required by law, alter or impair any of the rights or obligations under any RSUs theretofore granted.

Notwithstanding Section 8.5, approval of the holders of Shares will be required in order to:

(a)	increase the maximum number of Shares reserved for issuance under this Plan:

(b)	amend the determination of Fair Market Value of a Share under this Plan in respect of any RSU;

(c)	extend the Expiry Date of any RSU;

(d)	increase any limit on grants of RSUs to Insiders;

(e)	increase the circumstances under which RSUs may be assigned or transferred as permitted by Section 9.1 hereof;

(f)	amend the class of Eligible Persons;

(g)	amend this Section 8.6; or

(h)	grant additional powers to the Board to amend this Plan or any RSU without the approval of holders of Shares.

The existence of any RSUs shall not affect in any way the right or power of the Company or its shareholders to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, or to create or issue any bonds, debentures, shares or other securities of the Company or to amend or modify the rights and conditions attaching thereto or to effect the dissolution or liquidation of the Company, or any amalgamation, combination, merger or consolidation involving the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar nature or otherwise.

Notwithstanding the provisions of this Article 8, should changes be required to this Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which this Plan or the Company now is or hereafter becomes subject, such changes shall be made to this Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, this Plan, as amended, shall be filed with the records of the Company and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

This Plan will terminate on the date upon which no further RSUs remain outstanding.

NO TRANSFER OR ASSIGNMENT OF PARTICIPANTS' RIGHTS

RSUs are not assignable or transferable by a Participant in whole or in part, either directly, by operation of law or otherwise, except through devolution by death or incompetency, and no right or interest of any Participant under this Plan or to receive any payment (whether in cash or Shares) hereunder shall be liable for or subject to any obligation or liability of such Participant.

Subject to the requirements of applicable law, a Participant may designate in writing an individual who is a dependent or relation of the Participant as a Beneficiary to receive any benefits that are payable under this Plan upon the death of such Participant. The Participant may, subject to applicable laws, alter or revise such designation from time to time. The original designation or any change thereto shall be in the form as the Board may, from time to time, determine.

ADMINISTRATION

Nothing in this Plan shall be construed as giving any Participant the right to be retained in the employ of or as a Consultant to the Company or any of its Subsidiaries or any right to any payment whatsoever except to the extent of the benefits provided for by this Plan. The Company and its Subsidiaries expressly reserve the right to dismiss any Participant or terminate any Participant's status as a Consultant at any time without liability effect which such dismissal or termination might have upon him or her as a Participant other than as expressly provided for herein. No reasonable notice or payment in lieu thereof will extend the period of employment for purposes of this Plan.

This Plan shall be administered by the Board with the assistance of the Compensation Committee or to one or more officers of the Company as provided herein. The Board has the sole and complete authority, in its discretion, to:

interpret this Plan and the Grant Agreements and prescribe, modify and rescind rules and regulations relating to this Plan and the Grant Agreements;

correct any defect or supply any omission or reconcile any inconsistency in this Plan in the manner and to the extent it considers necessary or advisable for the implementation and administration of this Plan;

exercise rights reserved to the Company under this Plan;

determine whether and to the extent to which any Performance Criteria or other conditions applicable to the Vesting of RSUs have been satisfied or shall be waived or modified;

determine the Payout Multiplier in respect of a particular period;

prescribe forms for notices to be prescribed by the Company under this Plan; and

make all other determinations and take all other actions as it considers necessary or advisable for the implementation and administration of this Plan.

The Board's determinations and actions under this Plan are final, conclusive and binding on the Company, the Participants, any Beneficiary and all other persons. If the Company ceases to be a Foreign Private Issuer, the Board and the Compensation Committee shall administer this Plan such that grants under this Plan to Participants that are U.S. Taxpayers will be eligible for the exemption under Rule 16b-3 under the U.S. Securities Exchange Act of 1934, as amended.

Notwithstanding Section 10.2, the Board may (other than with respect to Insiders), to the extent permitted by law and stock exchange listing requirements, and subject to regulatory approval, if any, delegate any of its administrative responsibilities under this Plan and powers related thereto to one or more persons including, without limitation, an officer of the Company (the "Administrator"), and all actions taken and decisions made by such Administrator in this regard shall be final, conclusive, and binding on all parties concerned, including but not limited to, the Company, the Participants, and any Beneficiary.

Notwithstanding anything to the contrary contained herein, if the Company ceases to be a Foreign Private Issuer, the Board may not delegate authority under this Section 10.3 to the extent that such delegation would cause this Plan not to comply with the requirements of Rule 16b-3 under the U.S. Securities Exchange Act of 1934, as amended, applicable corporate law or stock exchange listing rules.

All expenses of administration of this Plan shall be borne by the Company as determined by the Board.

Each Participant shall provide the Company, the Board and the Administrator (either individually or all, as applicable) with all information (including "personal information" as defined in the Personal Information Protection and Electronic Documents Act (Canada) or any applicable provincial privacy legislation) they require in order to administer this Plan or to permit the Participant to participate in this Plan (the "Participant Information"). The Company, the Board, and the Administrator may from time to time transfer or provide access to the Participant Information to a third party service provider for purposes of the administration of this Plan provided that such service providers will be provided with such information for the sole purpose of providing services to the Company in connection with the operation and administration of this Plan and provided further that such service provider agrees to take appropriate measures to protect the Participant Information and not to use it for any purpose except to administer or operate this Plan. The Company may also transfer and provide access to Participant Information to its Subsidiaries for purposes of preparing financial statements or other necessary reports and facilitating payment or reimbursement of Plan expenses. In addition, Participant Information may be disclosed or transferred to another party during the course of, or completion of, a change in ownership of, or the grant of a security interest in, all or a part of the Company or its Subsidiaries, provided that such party is bound by appropriate agreements or obligations and required to use or disclose the Participant Information in a manner consistent with this Section 10.5. The Company shall not disclose Participant Information except as contemplated in this Section 10.5 or in response to regulatory filings or other requirements for the information by a governmental authority or regulatory body or a self-regulatory body in which the Company participates in order to comply with applicable laws (including, without limitation, the rules, regulations and policies of the Exchange and any other stock exchange on which the Shares are then listed and posted for trading) or for the purpose of complying with a subpoena, warrant or other order by a court, person or body having jurisdiction over the Company to compel production of the information. By participating in this Plan, each Participant acknowledges that Participant Information may be so provided as set forth above and agrees and consents to its provision on the terms set forth herein.

LIABILITY

None of the Company, the Board, the Administrator or any person acting on their direction or authority shall be liable for anything done or omitted to be done by such person with respect to the price, time, quantity or other conditions and circumstances of the issuance or purchase of Shares under this Plan or with respect to any fluctuations in the market price of the Shares or in any other connection under this Plan.

TAXES AND OTHER SOURCE DEDUCTIONS

The Company and its Subsidiaries shall not be liable for any tax imposed on any Participant or any Beneficiary as a result of the crediting, holding or redemption of RSUs, amounts paid or granted to such Participant (or Beneficiary), or securities issued or transferred to such Participant (or Beneficiary) under this Plan.

It is the responsibility of the Participant (or Beneficiary) to complete and file any tax returns which may be required under any applicable tax laws within the period prescribed by such laws.

The Company and its Subsidiaries shall be authorized to deduct, withhold and remit from any amount paid or credited hereunder (whether in Shares or cash), or otherwise, such amount as may be necessary so as to ensure the Company and such Subsidiary will be able to comply with the applicable provisions of any federal, provincial, state or local law relating to the withholding of tax or other required deductions, including on the amount, if any, includable in the income of a Participant or Beneficiary, as the case may be (the "Applicable Withholding Taxes").

NO SHAREHOLDER RIGHTS AND UNFUNDED PLAN

Under no circumstances shall RSUs be considered Shares or other securities of the Company, nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Shares or other securities of the Company, including, without limitation, voting rights, dividend entitlement rights or rights on liquidation, nor shall any Participant be considered the owner of Shares by virtue of the award of RSUs.

This Plan shall be unfunded and the Company will not secure its obligations under this Plan. To the extent any Participant or his or her Beneficiary holds any rights by virtue of a grant of RSUs under this Plan, such rights (unless otherwise determined by the Board) shall be no greater than the rights of an unsecured creditor of the Company.

CURRENCY

All payments and benefits under this Plan shall be determined and paid in the lawful currency of Canada.

GOVERNING LAW

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

Dated: March 29, 2017

Schedule A

RESTRICTED SHARE UNIT AGREEMENT

This Restricted Share Unit Agreement is made the • day of •, 201• between •, the undersigned (the “Participant”) and Eurasian Minerals Inc. (the “Company”) pursuant to the terms of the Restricted Share Unit Plan of the Company (which Plan, as the same may from time to time be modified, supplemented or amended and in effect is herein referred to as the “Plan”).

In consideration of the grant, pursuant to this Plan, of • RSUs to the Participant (the receipt and sufficiency of which are hereby acknowledged) the Participant HEREBY AGREES AND CONFIRMS THAT:

1.	The Participant has received a copy of this Plan and has read, understands and agrees to be bound by the provisions of this Plan.

2.

The Participant accepts and consents to and shall be deemed conclusively to have accepted and consented to, and agreed to be bound by, the provisions and all terms of this Plan and all bona fide actions or decisions made by the Board or any person or committee to whom the Board may delegate administrative duties and powers in relation to this Plan, which terms and consent shall also apply to and be binding on the legal representatives, beneficiaries and successors of the undersigned.

3.	In order for RSUs to vest, the Participant must satisfy the following Performance Criteria:

•

4.

Subject to satisfying the foregoing Performance Criteria, if any, the application of the Payout Multiple and provided that the Participant remains in continuous service through the applicable Vesting Dates set forth below, the RSUs shall vest and be redeemed as follows:

Number of RSUs	Vesting Date	RSU Payment Date
•	•, 201•	•, 201•
•	•, 201•	•, 201•
•	•, 201•	•, 201•

5.

The Participant will not make any claim under any consulting, employment or other agreement for any rights or entitlement under this Plan or damages in lieu thereof except as expressly provided in this Plan.

6.

Pursuant to Exchange Policy, Shares issuable to am Insider, Promoter or Significant Shareholder pursuant to this Agreement will be subject to restrictions on disposition for four months from the Grant Date and, if issued before the end of the fourth month after the Grant Date, will be legended accordingly. There may also be restrictions imposed under securities legislation of Canada and the Participant’s country of residence on the Participant’s ability to sell Shares acquired. If in doubt about the applicable requirements, the Participant should consult a lawyer.

7.

If the Participant is, or becomes, a resident of the United States of America, the Participant hereby represents and warrants to, and covenants with, the Company (and it shall be a condition of acquiring RSUs and Shares pursuant to this Plan and the Company may require the Participant to execute an instrument in a form acceptable to it confirming the following) that the Participant:

(a)	will acquire any RSUs and Shares as an investment and not with a view to distribution;

(b)

undertake not to offer or sell or otherwise dispose of the Shares unless the Shares are registered under the Securities Act of 1933, as amended, of the United States of America or an exemption from registration is available;

(c)

consent to the placing of a restrictive legend on any certificates respecting the Shares issued to the Participant should such be necessary in order to comply with securities laws applicable to the Participant or the Company; and

(d)	acknowledges that securities laws applicable to the Participant or the Company may require the Participant to hold any Shares issued to the Participant for a certain period prior to resale thereof.

8.	The Participant acknowledges and consents to the Company:

	(a)	collecting the Participant’s personal information set out in, or provided to the Company pursuant to, this Agreement (“Personal Information”);

	(b)	using the Personal Information for the purposes of giving effect to this Agreement;

	(c)	retaining the Personal Information for as long as permitted or required by applicable law or business practices; and

(d)

providing the Personal Information to the TSX-V, securities regulatory authorities and governmental authorities, as may be required by applicable securities laws, TSX-V requirements, and the rules of the Investment Industry Regulatory Organization of Canada (IIROC) and the Financial Industry Regulatory Authority, Inc. (FINRA) of the United States of America.

9.	The Participant acknowledges that it has been notified by the Company:

(a)	of the delivery of the Personal Information to all applicable securities regulatory authorities or regulators;

(b)

that the Personal Information is being collected by the securities regulatory authority or regulator under the authority granted in Canadian securities legislation for the purposes of the administration and enforcement of applicable Canadian securities legislation; and

(c)

of the contact information of the public official in each applicable Canadian jurisdiction who can answer questions about this indirect collection of Personal Information is set out in the Exhibit hereto.

This Agreement shall be determined in accordance with the laws of the province of British Columbia and the laws of Canada applicable therein. Words used herein which are defined in this Plan shall have the respective meanings ascribed to them in this Plan.

	EURASIAN MINERALS INC.	PARTICIPANT

Per:
	Authorized Signatory	Signature
•[Name]

EXHIBIT

CONTACT INFORMATION OF PUBLIC OFFICIALS

REGARDING INDIRECT COLLECTION

OF PERSONAL INFORMATION

Alberta Securities Commission	British Columbia Securities Commission
Suite 600, 250 – 5th Street SW	P.O. Box 10142, Pacific Centre
Calgary, Alberta T2P 0R4	701 West Georgia Street
Telephone: 403-297-6454	Vancouver, British Columbia V7Y 1L2
Toll free in Canada: 1-877-355-0585	Inquiries: 604-899-6854
Facsimile: 403-297-2082	Toll free in Canada: 1-800-373-6393
Public official contact regarding indirect collection	Facsimile: 604-899-6581
of information: FOIP Coordinator	Email: FOI-privacy@bcsc.bc.ca
Public official contact regarding indirect collection
of information: FOI Inquiries

The Manitoba Securities Commission	Financial and Consumer Services Commission
500 – 400 St. Mary Avenue	(New Brunswick)
Winnipeg, Manitoba R3C 4K5	85 Charlotte Street, Suite 300
Telephone: 204-945-2561	Saint John, New Brunswick E2L 2J2
Toll free in Manitoba 1-800-655-5244	Telephone: 506-658-3060
Facsimile: 204-945-0330	Toll free in Canada: 1-866-933-2222
Public official contact regarding indirect collection	Facsimile: 506-658-3059
of information: Director	Email: info@fcnb.ca
Public official contact regarding indirect collection
of information: Chief Executive Officer and
Privacy Officer

Government of Newfoundland and Labrador	Government of the Northwest Territories
Financial Services Regulation Division	Office of the Superintendent of Securities
P.O. Box 8700	P.O. Box 1320
Confederation Building	Yellowknife, Northwest Territories X1A 2L9
2nd Floor, West Block	Telephone: 867-767-9305
Prince Philip Drive	Facsimile: 867-873-0243
St. John’s, Newfoundland and Labrador A1B 4J6	Public official contact regarding indirect collection
Attention: Director of Securities	of information: Superintendent of Securities
Telephone: 709-729-4189
Facsimile: 709-729-6187
Public official contact regarding indirect collection
of information: Superintendent of Securities

5

Nova Scotia Securities Commission	Government of Nunavut
Suite 400, 5251 Duke Street	Department of Justice
Duke Tower	Legal Registries Division
P.O. Box 458	P.O. Box 1000, Station 570
Halifax, Nova Scotia B3J 2P8	1st Floor, Brown Building
Telephone: 902-424-7768	Iqaluit, Nunavut X0A 0H0
Facsimile: 902-424-4625	Telephone: 867-975-6590
Public official contact regarding indirect collection	Facsimile: 867-975-6594
of information: Executive Director	Public official contact regarding indirect collection
of information: Superintendent of Securities

Ontario Securities Commission	Prince Edward Island Securities Office
20 Queen Street West, 22nd Floor	95 Rochford Street, 4th Floor Shaw Building
Toronto, Ontario M5H 3S8	P.O. Box 2000
Telephone: 416-593- 8314	Charlottetown, Prince Edward Island C1A 7N8
Toll free in Canada: 1-877-785-1555	Telephone: 902-368-4569
Facsimile: 416-593-8122	Facsimile: 902-368-5283
Email: exemptmarketfilings@osc.gov.on.ca	Public official contact regarding indirect collection
Public official contact regarding indirect collection	of information: Superintendent of Securities
of information: Inquiries Officer

Autorité des marchés financiers	Financial and Consumer Affairs Authority of
800, Square Victoria, 22e étage	Saskatchewan
C.P. 246, Tour de la Bourse	Suite 601 – 1919 Saskatchewan Drive
Montréal, Québec H4Z 1G3	Regina, Saskatchewan S4P 4H2
Telephone: 514-395-0337 or 1-877-525-0337	Telephone: 306-787-5842
Facsimile: 514-864-6381	Facsimile: 306-787-5899
Email: financementdessocietes@lautorite.qc.ca	Public official contact regarding indirect collection
Public official contact regarding indirect collection	of information: Director
of information: Secrétaire générale

Government of Yukon
Department of Community Services
Office of the Superintendent of Securities
307 Black Street
Whitehorse, Yukon Y1A 2N1
Telephone: 867-667-5466
Facsimile: 867-393-6251
Email: securities@gov.yk.ca
Public official contact regarding indirect collection
of information: Superintendent of Securities